                                    N-4 EL/A
                                      NONE


    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON August 19, 1998


                                                              File No. 333-23271
                                                              File No. 811-08091

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              -------------------

                                    FORM N-4

                             REGISTRATION STATEMENT
                                     under
                           THE SECURITIES ACT OF 1933

                        PRE-EFFECTIVE AMENDMENT NO.  ___
                      POST-EFFECTIVE AMENDMENT NO. 2  _X_
                          REGISTRATION STATEMENT UNDER
                       THE INVESTMENT COMPANY ACT OF 1940


                              AMENDMENT NO. 2  _X_
                              -------------------


                 THE PRUDENTIAL DISCOVERY SELECT GROUP VARIABLE
                                CONTRACT ACCOUNT
                           (Exact Name of Registrant)


                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                              (Name of Depositor)
                          3 Gateway Center, 12th Floor
                             Newark, NJ 07102-5096
                  Depositor's Telephone Number: (973) 367-1215

                     --------------------------------------


                              Peter T. Scott, Esq.
                           Assistant General Counsel
                  The Prudential Insurance Company of America
                          3 Gateway Center, 12th Floor
                             Newark, NJ 07102-5096
               (Name and Address of Agent for Service of Process)


                                    Copy to:
                          CHRISTOPHER E. PALMER, ESQ.
                                 Shea & Gardner
                         1800 Massachusetts Ave., N.W.
                             Washington, D.C. 20036
                           -------------------------

             It is proposed that this filing will become effective
                           (check appropriate space):

                     / / immediately upon filing pursuant to paragraph (b) of Rule 485


                     / / on May 1, 1998 pursuant to paragraph (b) of Rule 485


                     / / 60 days after filing pursuant to paragraph (a) of Rule 485


                     /X/ on October 6, 1998 pursuant to paragraph (a) of Rule
                     485


    Title of Securities Being Registered: Interests in Group Variable Annuity Contracts.

                             CROSS REFERENCE SHEET
                      PURSUANT TO RULES 481(a) AND 495(a)

Showing location in Part A (prospectus) and Part B (statement of additional information) of registration statement of information required by Form N-4


           Item of Form N-4
           --------------------------------------------------------------------  Prospectus Caption
                                                                                 ------------------------------

PART A

 1.        Cover Page..........................................................  Cover Page
 2.        Definitions.........................................................  Definitions
 3.        Synopsis............................................................  Fee Table; Brief Description
                                                                                 of the Contracts
 4.        Condensed Financial Information.....................................  Accumulation Unit Values
                                                                                   Appendix
 5.        General
           (a)        Depositor................................................  Prudential Insurance Company
                                                                                   of America
           (b)        Registrant...............................................  Prudential Discovery Select
                                                                                   Group Variable Contract
                                                                                   Account
           (c)        Portfolio Company........................................  The Funds
           (d)        Fund Prospectus..........................................  The Funds
           (e)        Voting Rights............................................  Voting Rights
           (f)        Administrators...........................................  Prudential Insurance Company
                                                                                   of America
 6.        Deductions and Expenses
           (a)        General..................................................  Charges, Fees and Deductions;
                                                                                   Brief Description of the
                                                                                   Contract
           (b)        Sales Load...............................................  Charges, Fees and Deductions;
                                                                                   Brief Description of the
                                                                                   Contract
           (c)        Special Purchase Plan....................................  N/A
           (d)        Commissions..............................................  Sale of the Contract and Sales
                                                                                   Commission
           (e)        Expenses - Registrant....................................  Charges, Fees and Deductions;
                                                                                   Brief Description of the
                                                                                   Contract
           (f)        Fund Expenses............................................  Charges, Fees and Deductions
           (g)        Organizational Expenses..................................  N/A

 7.        Contracts
           (a)        Persons with Rights......................................  Brief Description of the
                                                                                 Contract; Substitution of Fund
                                                                                   Shares; The Contracts;
                                                                                   Voting Rights; Death
                                                                                   Benefit; Modified Procedures
           (b)              (i)  Allocation of Purchase Payments...............  Brief Description of the
                                                                                 Contract; Allocation of
                                                                                   Purchase Payments

                      (ii)       Transfers.....................................  Brief Description of the
                                                                                 Contract; Transfers
                      (iii)      Exchanges.....................................  Transfers
           (c)        Changes..................................................  Substitution of Funds; The
                                                                                   Contracts; Modified
                                                                                   Procedures;
           (d)        Inquiries................................................  Cover page
 8.        Annuity Period......................................................  Brief Description of the
                                                                                 Contract; Effecting an Annuity
 9.        Death Benefit.......................................................  Death Benefit
10.        Purchases and Contract Value
           (a)        Purchases................................................  Brief Description of the
                                                                                 Contract; Allocation of
                                                                                   Purchase Payments; The
                                                                                   Accumulation Period;
                                                                                   Transfers
           (b)        Valuation................................................  Definitions; The Accumulation
                                                                                   Period
           (c)        Daily Calculation........................................  Definitions; The Accumulation
                                                                                   Period
           (d)        Underwriter..............................................  Sale of the Contract and Sales
                                                                                   Commission
11.        Redemptions
           (a)        -- By Owners.............................................  Brief Description of the
                                                                                 Contract; Transfers;
                                                                                   Withdrawals; Effecting An
                                                                                   Annuity; Federal Tax Status
                      -- By Annuitant..........................................  Transfers; Withdrawals;
                                                                                 Effecting An Annuity; Federal
                                                                                   Tax Status
           (b)        Texas ORP................................................  Texas Optional Retirement Plan
           (c)        Check Delay..............................................  N/A
           (d)        Lapse....................................................  N/A
           (e)        Free Look................................................  The Accumulation Period
12.        Taxes...............................................................  Brief Description of the
                                                                                 Contract; Federal Tax Status
13.        Legal Proceedings...................................................  Legal Proceedings
14.        Table of Contents for the Statement of
           Additional Information..............................................  Statement of Additional
                                                                                   Information

PART B

           Item of Form N-4
           ---------------------------------------------------------  Part B Caption
                                                                      ------------------------------------
15.        Cover Page...............................................  Cover Page
16.        Table of Contents........................................  Table of Contents
17.        General Information and History..........................  N/A
18.        Services
           (a)        Fees and Expenses of Registrant...............  Charges, Fees and Deductions
                                                                        (prospectus)
           (b)        Management Contracts..........................  N/A
           (c)        Custodian.....................................  N/A
                      Independent Public Accountant.................  Expert
           (d)        Assets of Registrant..........................  Prudential Discovery Select Group
                                                                        Variable Contract Account
                                                                        (prospectus)

           (e)        Affiliated Persons............................  Prudential Insurance Company of
                                                                        America (prospectus)
           (f)        Principal Underwriter.........................  Sale of the Contract and Sales
                                                                        Commission (prospectus)
19.        Purchase of Securities Being Offered.....................  Sale of the Contract and Sales
                                                                        Commission (prospectus)
           Offering Sales Load......................................  N/A
20.        Underwriters.............................................  Sale of the Contract and Sales
                                                                        Commission (prospectus)
21.        Calculation of Performance Data..........................  Performance Information; Performance
                                                                        Information (prospectus)
22.        Annuity Payments.........................................  Effecting An Annuity (prospectus)
23.        Financial Statements.....................................  Financial Statements


PART C -- OTHER INFORMATION

           Item of Form N-4
           ---------------------------------------------------------  Part C Caption
                                                                      ------------------------------------
24.        Financial Statements and Exhibits........................  Financial Statements and Exhibits
           (a)        Financial Statements
           (b)        Exhibits
25.        Directors and Officers of the Depositor..................  Directors and Officers of Prudential
                                                                        Insurance Company of America
26.        Persons Controlled By or Under Common
           Control with the Depositor or Registrant.................  Persons Controlled By or Under
                                                                        Common Control with the Depositor
                                                                        or Registrant
27.        Number of Contractowners.................................  Number of Contractholders
28.        Indemnification..........................................  Indemnification
29.        Principal Underwriters...................................  Principal Underwriter
30.        Location of Accounts and Records.........................  Location of Books and Records
31.        Management Services......................................  Management Services
32.        Undertakings.............................................  Undertakings and Representations
           Signature Page...........................................  Signatures

                   PART A
---------------------------------------------


PROSPECTUS                                                       OCTOBER 6, 1998


THE PRUDENTIAL DISCOVERY SELECT GROUP VARIABLE CONTRACT ACCOUNT

GROUP VARIABLE ANNUITY CONTRACTS
DISCOVERY SELECT
                               ------------------
                            GROUP RETIREMENT ANNUITY


This prospectus describes the DISCOVERY SELECT-SM- Group Variable Annuity Contracts* (the "Contracts"), group variable annuity contracts offered by The Prudential Insurance Company of America ("Prudential"), a mutual life insurance company, in connection with retirement arrangements that qualify for federal tax benefits under sections 401, 403(b), 408 or 457 of the Internal Revenue Code of 1986 as amended (the "Code") and with non-qualified defined contribution annuity arrangements. One of the Contracts (the "Small Plan Contract") is sold exclusively to retirement plans qualified under Sections 401(k) or 401(a) of the Code that generally have 100 or fewer participants. Prudential may delegate most of the administrative services in connection with those Contracts to a third party recordkeeper (the "Small Plan Contract Recordkeeper").


Contributions made on behalf of Participants may be allocated as the Participant directs in one or more of the following ways.

- They may be allocated to one or more of twenty-two Subaccounts, each of which invests in one of the following portfolios of The Prudential Series Fund, Inc. (the "Prudential Series Fund") or other listed portfolios (collectively, the "Funds"):

                        THE PRUDENTIAL SERIES FUND, INC.

Money Market Portfolio
Diversified Bond Portfolio
Government Income Portfolio
Conservative Balanced Portfolio

Flexible Managed Portfolio
High Yield Bond Portfolio
Stock Index Portfolio
Equity Income Portfolio

Equity Portfolio
Prudential Jennison Portfolio
Global Portfolio

--------------------------------------------------------------------------------

                       AIM VARIABLE INSURANCE FUNDS, INC.
             AIM V.I. Growth and Income Fund    AIM V.I. Value Fund

                               JANUS ASPEN SERIES
              Growth Portfolio      International Growth Portfolio

                             OCC ACCUMULATION TRUST
                   Managed Portfolio      Small Cap Portfolio

                    T. ROWE PRICE INTERNATIONAL SERIES, INC.
                         International Stock Portfolio

                          MFS VARIABLE INSURANCE TRUST
                  Emerging Growth Series      Research Series

                       T. ROWE PRICE EQUITY SERIES, INC.
                            Equity Income Portfolio

                              WARBURG PINCUS TRUST
                         Post-Venture Capital Portfolio

- They may be allocated to the Guaranteed Interest Account which guarantees a stipulated rate of interest if held for a specified period of time. This prospectus does not describe that account, and will mention the Guaranteed Interest Account only where necessary to explain how the Prudential Discovery Select Group Variable Contract Account works.
                 ----------------------------------------------


This prospectus provides information a prospective investor should know before investing. Additional information about the Contracts has been filed with the Securities and Exchange Commission in a Statement of Additional Information, dated October 6, 1998, which information is incorporated herein by reference, and is available, without charge upon written or oral request directed to the address or telephone number shown on the cover page.


The accompanying prospectuses for the Funds and the related statements of additional information describe the investment objectives and risks of investing in the Funds. Additional Funds and Subaccounts may be offered in the future.


The contents of the Statement of Additional Information with respect to the Contracts appear on page 34 of this prospectus.

                 ----------------------------------------------

PLEASE READ THIS PROSPECTUS AND KEEP IT FOR FUTURE REFERENCE. IT IS ACCOMPANIED BY A CURRENT PROSPECTUS FOR EACH OF THE FUNDS. EACH OF THESE PROSPECTUSES SHOULD BE READ CAREFULLY AND RETAINED FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                          3 Gateway Center, 12th Floor
                             Newark, NJ 07102-5096
                            Telephone 1-800-458-6333


* DISCOVERY SELECT is a service mark of Prudential.

                              PROSPECTUS CONTENTS


                                                                                                        PAGE

DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS...............................................           1

BRIEF DESCRIPTION OF THE CONTRACTS.................................................................           2

FEE TABLES.........................................................................................           4

GENERAL INFORMATION ABOUT PRUDENTIAL, PRUDENTIAL DISCOVERY SELECT GROUP VARIABLE CONTRACT ACCOUNT
  AND THE INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACTS.........................................          12
  PRUDENTIAL INSURANCE COMPANY OF AMERICA..........................................................          12
  PRUDENTIAL DISCOVERY SELECT GROUP VARIABLE CONTRACT ACCOUNT......................................          12
  THE FUNDS........................................................................................          12
  GUARANTEED INTEREST ACCOUNT......................................................................          15

THE CONTRACTS......................................................................................          16
  THE ACCUMULATION PERIOD..........................................................................          16
  ALLOCATION OF PURCHASE PAYMENTS..................................................................          17
  ASSET ALLOCATION PROGRAM.........................................................................          17
  TRANSFERS........................................................................................          17
  DOLLAR COST AVERAGING............................................................................          19
  AUTO-REBALANCING.................................................................................          19
  WITHDRAWALS......................................................................................          19
  SYSTEMATIC WITHDRAWAL PLAN.......................................................................          20
  TEXAS OPTIONAL RETIREMENT PLAN...................................................................          21
  DEATH BENEFIT....................................................................................          21
  DISCONTINUANCE OF CONTRIBUTIONS..................................................................          22
  LOAN PROVISION...................................................................................          23
  MODIFIED PROCEDURES..............................................................................          24

CHARGES, FEES AND DEDUCTIONS.......................................................................          24
  ADMINISTRATIVE FEE AND ANNUAL ACCOUNT CHARGE.....................................................          24
  CHARGE FOR ASSUMING MORTALITY AND EXPENSE RISKS..................................................          24
  EXPENSES INCURRED BY THE FUNDS...................................................................          25
  WITHDRAWAL CHARGE................................................................................          25
  LIMITATIONS ON WITHDRAWAL CHARGE.................................................................          26
  PREMIUM TAXES....................................................................................          26

FEDERAL TAX STATUS.................................................................................          26
  TAXES ON PRUDENTIAL..............................................................................          27
  QUALIFIED RETIREMENT ARRANGEMENTS USING THE CONTRACTS............................................          27
  NON-QUALIFIED ARRANGEMENTS USING THE CONTRACTS...................................................          28
  WITHHOLDING......................................................................................          29

EFFECTING AN ANNUITY...............................................................................          29
  LIFE ANNUITY WITH PAYMENTS CERTAIN...............................................................          30
  ANNUITY CERTAIN..................................................................................          30
  JOINT AND SURVIVOR ANNUITY WITH PAYMENTS CERTAIN.................................................          30
  PURCHASING THE ANNUITY...........................................................................          30

OTHER INFORMATION..................................................................................          30
  MISSTATEMENT OF AGE OR SEX.......................................................................          30
  SALE OF THE CONTRACT AND SALES COMMISSIONS.......................................................          31
  VOTING RIGHTS....................................................................................          31
  SUBSTITUTION OF FUND SHARES......................................................................          31
  PERFORMANCE INFORMATION..........................................................................          32
  REPORTS TO PARTICIPANTS..........................................................................          32
  STATE REGULATION.................................................................................          32
  LEGAL PROCEEDINGS................................................................................          33
  YEAR 2000 COMPLIANCE.............................................................................          33
  STATEMENT OF ADDITIONAL INFORMATION..............................................................          34
  ADDITIONAL INFORMATION...........................................................................          34

                   DEFINITIONS OF SPECIAL TERMS USED IN THIS
                                   PROSPECTUS

ACCOUNT--See the Prudential Discovery Select Group Variable Contract Account (the "Discovery Account") below.

ACCUMULATION PERIOD--The period, prior to the effecting of an annuity, during which the amount credited to a Participant Account may vary with the investment performance of any Subaccount of the Discovery Account, or the interest rate credited under the Guaranteed Interest Account, as selected.

ANNUITANT--The person or persons designated by the Participant upon whose life or lives monthly annuity payments are based after an annuity is effected.

BENEFICIARY--A person designated by a Participant to receive benefits from funds held under the Contract.

BUSINESS DAY--A day on which both the New York Stock Exchange and Prudential are open for business.

CODE--The Internal Revenue Code of 1986, as amended.

CONTRACTHOLDER--The employer, association or trust to which Prudential has issued a Contract. "You" or "Your" means the Contractholder.


CONTRACTS--The Group Variable Annuity Contracts described in this Prospectus and offered for use in connection with retirement arrangements that qualify for federal tax benefits under Sections 401, 403(b), 408 or 457 of the Code and with non-qualified annuity arrangements. One of such Contracts is the Small Plan Contract.


CONTRACT VALUE--The dollar amount held under a Contract.

EMPLOYER--The sponsor of the retirement plan or non-qualified annuity arrangement.

FUNDS--The Portfolios of the Prudential Series Fund, Inc., AIM Variable Insurance Funds, Inc., T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc., Janus Aspen Series, MFS Variable Insurance Trust, Warburg Pincus Trust, and OCC Accumulation Trust available under the Contracts.

GENERAL ACCOUNT--The assets of Prudential other than those allocated to the Discovery Account or any other variable separate account of Prudential.

GUARANTEED INTEREST ACCOUNT--An allocation option under the Contract funded by Prudential's General Account, or under certain Contracts, a separate account. It is not part of nor dependent upon the investment performance of the Discovery Account. This Prospectus does not describe in detail the Guaranteed Interest Account or any separate account funding a guaranteed interest rate option.

PARTICIPANT--A person who makes contributions, or for whom contributions have been made, and to whom they remain credited under the Contract.

PARTICIPANT ACCOUNT--An account established for each Participant to record the amount credited to the Participant under the Contract.

PARTICIPANT ACCOUNT VALUE--The dollar amount held in a Participant Account.

PRUDENTIAL--The Prudential Insurance Company of America. "We," "us," or "our" means Prudential.

PRUDENTIAL DISCOVERY SELECT GROUP VARIABLE CONTRACT ACCOUNT--A separate account of Prudential registered under the Investment Company Act of 1940 as a unit investment trust, invested through its Subaccounts in shares of the corresponding Fund Portfolios.

SUBACCOUNT--A division of the Discovery Account, the assets of which are invested in shares of the corresponding portfolio of the Funds.


UNIT AND UNIT VALUE--A Participant is credited with Units in each Subaccount in which he invests. The value of these Units may change each Business Day to reflect the investment results of, and deductions of charges from, the Subaccounts, and the expenses of the Funds in which the assets of the Subaccounts are invested. The number of Units credited to a Participant in any Subaccount of the Discovery Account is determined by dividing the amount of the contribution or transfer made on his behalf to that Subaccount by the applicable Unit Value for the Business Day on which the contribution or transfer is received at the address shown on the cover of this Prospectus or such other address that Prudential has specified. The number of Units credited to a Participant under any Subaccount will be reduced by the number of Units canceled as a result of any transfer or withdrawal by a Participant from that Subaccount.


VALUATION PERIOD--The period of time from one determination of the value of the amount invested in a Subaccount to the next. Such determinations are made when the net asset values of the Funds are calculated, which is generally as of 4:15 p.m. Eastern time on each day during which the New York Stock Exchange and Prudential are open.

VARIABLE INVESTMENT OPTIONS--The Subaccounts.

                       BRIEF DESCRIPTION OF THE CONTRACTS

The Prudential Insurance Company of America ("Prudential") offers the Contracts for use in connection with retirement arrangements that qualify for federal tax benefits under Sections 401, 403(b), 408 or 457 of the Internal Revenue Code of 1986, as amended (the "Code") and with nonqualified annuity arrangements. The Contracts are group annuity contracts and generally are issued to employers (Contractholders) who make contributions under them on behalf of their employees. A person for whom contributions have been made and to whom they remain credited under a Contract is a "Participant."


The value of a Participant's investment depends upon the performance of the selected investment option[s]. Currently, there are twenty-two variable investment options, each of which is called a Subaccount. The assets of each Subaccount are invested in a corresponding Fund listed beginning on page 12. A Participant may direct contributions made on his or her behalf to one or a combination of variable investment options as well as the Guaranteed Interest Account. A separate Participant Account is set up for each Participant. Amounts held under a Participant Account may be withdrawn, in whole or in part, prior to the annuity date. The Contract also provides for a death benefit.



Contributions to the Contracts may be made on behalf of a Participant through payroll deduction arrangements or similar agreements with the Contractholder. Any other contribution to the Contract must be at least $500, except for contributions to an Individual Retirement Annuity for a non-working spouse under
Section 408 of the Code (or working spouse who elects to be treated as a non-working spouse), which must be at least $250. All contributions may be divided among the Discovery Account and Guaranteed Interest Account that comprise the Contract. See "The Accumulation Period," page 16.



Prudential assesses charges under the Contracts for the costs of selling and distributing the Contracts, for administering the Contracts, and for assuming mortality and expense risks under the Contracts. A mortality and expense risk charge equal to an annual rate of 0.15% is deducted from the assets held in the variable investment options with respect to all the Contracts. An administrative charge is also deducted from the assets held in the variable investment options, which charge is equal to an annual rate of 0.85% for Contracts other than the Small Plan Contract. For the Small Plan Contract, an administrative charge equal to an annual rate of 1.05% is deducted from the assets held in the variable investment options. Further details about the administrative charge are found in the Fee Tables, pages 4 and 5 and Administrative Fee and Annual Account Charge, page 24.



With respect to Contracts other than the Small Plan Contract, an additional administrative charge of up to $32 per Participant, the annual account charge, is assessed on the last Business Day of each calendar year and at the time of a full withdrawal. This annual account charge will be prorated for new Participants on a monthly basis for their first year of participation. With respect to the Small Plan Contract, an annual administrative charge of up to $32 per Participant is assessed either (i) quarterly, on or about 14 days after the end of each quarter or (ii) annually, on the last Business Day of the calendar year. This charge is not prorated for new Participants under the Small Plan Contract.



Under Contracts other than the Small Plan Contract a withdrawal charge may be imposed upon withdrawals made in the first five years after the initial contribution made on behalf of a Participant. The maximum withdrawal charge for such Contracts is 5% of the contributions made on behalf of the Participant. Participants in a Small Plan Contract do not pay a withdrawal charge when they redeem some or all of their Units in the Account or their Participant Account Value in the Guaranteed Interest Account. Instead, Prudential will assess a withdrawal charge of up to 5% of the amount of Participant and Employer contributions that are withdrawn in connection with a full or partial termination by the Employer of its participation in the Small Plan Contract. Prudential will impose this withdrawal charge only during the first 5 years following the effective date of the Small Plan Contract. We will consider an Employer to have fully or partially terminated its participation in the Small Plan Contract if it provides Prudential notice of its intent to terminate the Contract, if the plan terminates or is no longer a qualified plan, or if Prudential terminates the Contract by reason of the Contractholder failing to meet its contractual obligations.

A charge against each of the Funds' assets is also made by the investment adviser for providing investment advisory and management services. Further detail about charges may be found under Charges, Fees and Deductions, page 24.



Unless restricted by the retirement arrangement under which he is covered, or by the withdrawal restrictions imposed by federal tax law on tax-deferred annuity contracts subject to Section 403(b) of the Code and on interests in deferred compensation plans under Section 457 of the Code, a Participant may withdraw, at any time, all or part of his Participant Account. See "Withdrawals," page 19. Withdrawals may be subject to tax under the Code, including, under certain circumstances, a 10% penalty tax on premature withdrawals. See "Federal Tax Status," page 26. In addition, all or a part of a Participant's Account may be transferred among the Subaccounts and the Guaranteed Interest Account without the imposition of the withdrawal charge or tax liability.



The procedures set out in this paragraph apply to Contracts other than the Small Plan Contract. All written requests, notices, and transfer requests required by the Contracts (other than withdrawal requests and death benefit claims), should be sent to Prudential at the address shown on the cover of this Prospectus. Any written inquiries also should be sent to Prudential at that address. A Participant may effect the telephone transactions that are permitted by his arrangement by calling Prudential at 1-800-458-6333. All written withdrawal requests or death benefit claims relating to a Participant's interest must be sent to Prudential by one of the following three means: (1) By U.S. mail to:
Prudential Investments, P.O. Box 5410, Scranton, Pennsylvania 18505-5410; (2) Delivery service other than the U.S. mail (e.g., Federal Express, etc.) sent to our office at the following address: Prudential Investments, 30 Scranton Office Park, Scranton, Pennsylvania 18507-1789; or (3) Fax to Prudential Investments,
Attention: Client Payments at: (717) 340-4328. A withdrawal request or death benefit claim will be deemed received in good order by Prudential as of the end of the Valuation Period within which all the properly completed forms and other information required by Prudential to pay such a request or claim (e.g., due proof of death) are received as specified above. Receipt of a withdrawal request or death benefit claim in good order is required by Prudential to process the transaction in the manner explained on pages 19-22 this Prospectus. Under certain Contracts, the Contractholder or a third party acting on their behalf provides record-keeping services that would otherwise be performed by Prudential. See "Modified Procedures," page 24.



The procedures described in this paragraph apply exclusively to the Small Plan Contracts. Participants under such Contracts must send all written communications (including written requests to effect a purchase, withdrawal or other transaction) and death benefit claims to the Small Plan Contract Recordkeeper at the address provided by Prudential. Participants may effect certain transactions under their Small Plan Contract, and otherwise communicate with respect to their Contract, by calling the Small Plan Contract Recordkeeper at the telephone number provided by Prudential in Participant enrollment materials. Transactions (including death benefit claims) conveyed to the Small Plan Contract Recordkeeper will be deemed effective only when Prudential receives such transactions in good order from such Recordkeeper. The Small Plan Contract Recordkeeper will forward promptly to Prudential transaction requests and other communications that it receives from Participants in a Small Plan Contract.


This brief description of the Contracts is intended to provide a broad overview of the more significant features of the Contracts. More detailed information will be found in subsequent sections of this Prospectus and in the Contracts.


With respect to all Contracts, any transaction request received by Prudential in good order on a given Business Day before the established transaction cutoff time (effective September 1, 1998, 4 PM Eastern Time) will be priced based on that Business Day's net asset value per Unit.

                                   FEE TABLE
                            FOR CONTRACTS OTHER THAN
                            THE SMALL PLAN CONTRACT



PARTICIPANT TRANSACTION EXPENSES



Sales Charge Imposed on Contributions ..................................... None



Maximum Withdrawal Charge (as a percentage of contributions withdrawn):



                                                               THE WITHDRAWAL CHARGE WILL BE EQUAL
                                                                TO THE FOLLOWING PERCENTAGE OF THE
          YEARS OF CONTRACT PARTICIPATION                            CONTRIBUTIONS WITHDRAWN

    First Year                                                                  5%
    Second Year                                                                 4%
    Third Year                                                                  3%
    Fourth Year                                                                 2%
    Fifth Year                                                                  1%
    Sixth and Subsequent Years                                              No Charge



Maximum Annual Account Charge .............................................. $32



DISCOVERY ACCOUNT ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE PARTICIPANT ACCOUNT VALUE)



ALL SUBACCOUNTS
--------------------------------------------------------------------
Mortality and Expense Risk Charge...................................  0.15%
Administrative Fee..................................................  0.85%
                                                                      -----
Total Separate Account Annual Expenses..............................  1.00%
                                                                      -----
                                                                      -----

                                   FEE TABLE
                                 FOR THE SMALL
                                 PLAN CONTRACT



PARTICIPANT TRANSACTION EXPENSES



Sales Charge Imposed on Contributions ..................................... None



Maximum Withdrawal Charge (as a percentage of contributions withdrawn) in connection with a full or partial Contract termination:



                                                               THE WITHDRAWAL CHARGE WILL BE EQUAL
                                                                TO THE FOLLOWING PERCENTAGE OF THE
         YEARS CONTRACT HAS BEEN IN EFFECT                           CONTRIBUTIONS WITHDRAWN

    First Year                                                                  5%
    Second Year                                                                 4%
    Third Year                                                                  3%
    Fourth Year                                                                 2%
    Fifth Year                                                                  1%
    Sixth and Subsequent Years                                              No Charge



Maximum Annual Account Charge .............................................. $32



DISCOVERY ACCOUNT ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE PARTICIPANT ACCOUNT VALUE)



ALL SUBACCOUNTS
--------------------------------------------------------------------
Mortality and Expense Risk Charge...................................  0.15%
Administrative Fee..................................................  1.05%
                                                                      -----
Total Separate Account Annual Expenses..............................  1.20%
                                                                      -----
                                                                      -----

ANNUAL EXPENSES OF THE FUNDS
(AS A PERCENTAGE OF PORTFOLIO AVERAGE NET ASSETS)

                                                                              TOTAL FUND
                                                    INVESTMENT              ANNUAL EXPENSES
                                                    MANAGEMENT    OTHER     (AFTER EXPENSE
                                                       FEE       EXPENSES   REIMBURSEMENTS)
                                                    ---------------------------------------
THE PRUDENTIAL SERIES FUND, INC.(1)
  Money Market Portfolio..........................     0.40%       0.03%         0.43%
  Diversified Bond Portfolio......................     0.40%       0.03%         0.43%
  Government Income Portfolio.....................     0.40%       0.04%         0.44%
  Conservative Balanced Portfolio.................     0.55%       0.01%         0.56%
  Flexible Managed Portfolio......................     0.60%       0.02%         0.62%
  High Yield Bond Portfolio.......................     0.55%       0.02%         0.57%
  Stock Index Portfolio...........................     0.35%       0.02%         0.37%
  Equity Income Portfolio.........................     0.40%       0.01%         0.41%
  Equity Portfolio................................     0.45%       0.01%         0.46%
  Prudential Jennison Portfolio...................     0.60%       0.04%         0.64%
  Global Portfolio................................     0.75%       0.10%         0.85%

AIM VARIABLE INSURANCE FUNDS, INC.(2)
  AIM V.I. Growth and Income Fund.................     0.63%       0.06%         0.69%
  AIM V.I. Value Fund.............................     0.62%       0.08%         0.70%

JANUS ASPEN SERIES(3)
  Growth Portfolio................................     0.65%       0.05%         0.70%
  International Growth Portfolio..................     0.67%       0.29%         0.96%

MFS VARIABLE INSURANCE TRUST
  Emerging Growth Series..........................     0.75%       0.12%         0.87%
  Research Series.................................     0.75%       0.13%         0.88%

OCC ACCUMULATION TRUST(4)
  Managed Portfolio...............................     0.80%       0.07%         0.87%
  Small Cap Portfolio.............................     0.80%       0.17%         0.97%

T. ROWE PRICE(5)
  T. Rowe Price Equity Series, Inc. Equity Income
    Portfolio.....................................     0.85%       0.00%         0.85%
  T. Rowe Price International Series, Inc.,
    International Stock Portfolio.................     1.05%       0.00%         1.05%

WARBURG PINCUS TRUST(6)
  Post-Venture Capital Portfolio..................     1.07%       0.33%         1.40%

The purpose of the foregoing tables is to assist Participants in understanding the expenses that they bear, directly or indirectly, relating to the Prudential Discovery Select Group Variable Contract Account and the Funds. The expenses relating to the Funds (other than those in the Prudential Series Fund) have been provided to Prudential by the Funds and have not been independently verified by Prudential. See the sections on charges in this Prospectus and the accompanying prospectuses for the Funds.

(1) The Prudential Series Fund, Inc. With respect to The Prudential Series Fund portfolios, except for the Global Portfolio, Prudential reimburses a portfolio when its ordinary operating expenses, excluding taxes, interest, and brokerage commissions exceed 0.75% of the portfolio's average daily net assets. The amounts listed for the portfolios under "Other Expenses" are based on amounts incurred in the last fiscal year.

(2) AIM Variable Insurance Funds, Inc. AIM may from time to time voluntarily waive or reduce its respective fees. Effective May 1, 1998, the Funds reimburse AIM in an amount up to 0.25% of the average net asset value of each Fund, for expenses incurred in providing, or assuring that participating insurance companies provide, certain administrative services. The fee currently only applies to the average net asset value of each Fund in excess of the net asset value of each Fund as calculated on April 30, 1998.

(3) Janus Aspen Series. Management fees for Growth and International Growth Portfolios reflect a reduced fee schedule effective July 1, 1997. The management fee for each of these Portfolios reflects the new rate applied to net assets as of December 31, 1997. Other expenses are based on gross expenses of the shares before expense offset arrangements for the fiscal year ended December 31, 1997. The information for each Portfolio is net of fee waivers or reductions from Janus Capital. Fee reductions for the Growth and International Growth Portfolios reduce the management fee to the level of the corresponding Janus retail fund. Other waivers, if applicable, are first applied against the management fee and then against other expenses. Without such waivers or reductions, the Management Fee, Other Expenses and Total Operating Expenses for the Shares would have been 0.74%, 0.04% and 0.78% for Growth Portfolio and 0.79%, 0.29% and 1.08% for
International Growth Portfolio respectively. Janus Capital may modify or terminate the waivers or reductions at any time upon at least 90 days' notice to the Trustees.

(4) OCC Accumulation Trust. Other Expenses are shown gross of expense offsets afforded the Portfolios which effectively lowered overall custody expenses. Total Portfolio Expenses for the Small Cap and Managed Portfolios are limited by OpCap Advisors so that their respective annualized operating expenses (net of any expense offsets) do not exceed 1.00% of their respective average daily net assets. Without such limitation and without giving effect to any expense offsets, the Management Fees, Other Expenses and Total Portfolio Annual Expenses incurred for the fiscal year ended December 31, 1997 would have been: .80%, .17% and .97%, respectively, for the Small Cap Portfolio, and .80%, .07% and .87%, respectively, for the Managed Portfolio. Expense offsets for each Portfolio for the fiscal year ended December 31, 1997 amounted to less than one basis point for each Portfolio.

(5) T. Rowe Price Equity Series, Inc. and T. Rowe Price International Series, Inc. With respect to the T. Rowe Price Funds, the Investment Management Fees include the ordinary expenses of operating the Funds.

(6) Warburg Pincus Trust. The expense figures shown above are based on actual expenses for fiscal year 1997 including fee waivers and/or expense reimbursements by the Portfolio's investment adviser and co-administrator. With respect to the Warburg Pincus Trust Post-Venture Capital Portfolio, absent the waivers and/or reimbursements, the Investment Management Fee would equal 1.25%, Other Expenses would equal 0.33%, and Total Fund Annual Expenses would equal 1.58%. The investment adviser and co-administrator have undertaken to limit the Portfolio's Total Portfolio Operating Expenses to the limits shown in the table above through December 31, 1998.

EXAMPLES OF FEES AND EXPENSES

The following examples illustrate the cumulative dollar amount of all the above expenses that would be incurred on each $1,000 of Participant investment.

  -  The examples assume a consistent 5% annual return on invested assets.

  - The examples assume that the annual account charge is deducted from the assets of each Subaccount based on a Participant Account Value of $25,000.


THE EXAMPLES SHOULD NOT BE CONSIDERED TO BE A REPRESENTATION OF PAST OR FUTURE EXPENSES; ACTUAL EXPENSES INCURRED IN ANY GIVEN YEAR MAY BE MORE OR LESS THAN THOSE SHOWN IN THE EXAMPLES.

TABLE I: CONTRACTS OTHER THAN SMALL PLAN CONTRACT



If a Participant withdraws his entire Participant Account Value from the specified Subaccount just prior to the end of the applicable time period, the Participant would pay the following cumulative expenses on each $1,000 invested. The cumulative expenses shown below would be incurred with respect to a Participant withdrawal under a Contract other than the Small Plan Contract.



                                                    1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                                    ------   -------   -------   --------
THE PRUDENTIAL SERIES FUND, INC.
  Money Market Subaccount.........................   $66       $79      $ 95       $185
  Diversified Bond Subaccount.....................    66        79        95        185
  Government Income Subaccount....................    66        80        95        187
  Conservative Balanced Subaccount................    67        83       102        200
  Flexible Managed Subaccount.....................    68        85       105        206
  High Yield Bond Subaccount......................    67        84       102        201
  Stock Index Subaccount..........................    65        77        92        179
  Equity Income Subaccount........................    66        79        94        183
  Equity Subaccount...............................    66        80        96        189
  Prudential Jennison Subaccount..................    68        86       106        208
  Global Subaccount...............................    70        92       117        230

AIM VARIABLE INSURANCE FUNDS, INC.
  AIM V.I. Growth and Income Subaccount...........    68        87       108        214
  AIM V.I. Value Subaccount.......................    69        87       109        215

JANUS ASPEN SERIES
  Growth Subaccount...............................    69        87       109        215
  International Growth Subaccount.................    71        95       122        242

MFS VARIABLE INSURANCE TRUST
  Emerging Growth Subaccount......................    70        93       118        233
  Research Subaccount.............................    70        93       118        234

OCC ACCUMULATION TRUST
  Managed Subaccount..............................    70        93       118        233
  Small Cap Subaccount............................    71        96       123        243

T. ROWE PRICE
  T. Rowe Price Equity Series, Inc., Equity Income
    Subaccount....................................    70        92       117        230
  T. Rowe Price International Series, Inc.,
    International Stock Subaccount................    72        98       127        251

WARBURG PINCUS TRUST
  Post-Venture Capital Subaccount.................    76       109       144        286

TABLE II: CONTRACTS OTHER THAN SMALL PLAN CONTRACT



For Contracts other than the Small Plan Contract, if a Participant does not withdraw any portion of his Participant Account Value from the specified Subaccount, or he uses his Participant Account Value to effect an annuity as of the end of the applicable time period, the Participant would pay the following cumulative expenses on each $1,000 invested.



                                                    1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                                    ------   -------   -------   --------
THE PRUDENTIAL SERIES FUND, INC.
  Money Market Subaccount.........................   $16       $49      $ 85       $185
  Diversified Bond Subaccount.....................    16        49        85        185
  Government Income Subaccount....................    16        50        85        187
  Conservative Balanced Subaccount................    17        53        92        200
  Flexible Managed Subaccount.....................    18        55        95        206
  High Yield Bond Subaccount......................    17        54        92        201
  Stock Index Subaccount..........................    15        47        82        179
  Equity Income Subaccount........................    16        49        84        183
  Equity Subaccount...............................    16        50        86        189
  Prudential Jennison Subaccount..................    18        56        96        208
  Global Subaccount...............................    20        62       107        230

AIM VARIABLE INSURANCE FUNDS, INC.
  AIM V.I. Growth and Income Subaccount...........    18        57        98        214
  AIM V.I. Value Subaccount.......................    19        57        99        215

JANUS ASPEN SERIES
  Growth Subaccount...............................    19        57        99        215
  International Growth Subaccount.................    21        65       112        242

MFS VARIABLE INSURANCE TRUST
  Emerging Growth Subaccount......................    20        63       108        233
  Research Subaccount.............................    20        63       108        234

OCC ACCUMULATION TRUST
  Managed Subaccount..............................    20        63       108        233
  Small Cap Subaccount............................    21        66       113        243

T. ROWE PRICE
  T. Rowe Price Equity Series, Inc., Equity Income
    Subaccount....................................    20        62       107        230
  T. Rowe Price International Series, Inc.,
    International Stock Subaccount................    22        68       117        251

WARBURG PINCUS TRUST
  Post-Venture Capital Subaccount.................    26        79       134        286

TABLE III: SMALL PLAN CONTRACTS



In the event of a full or partial Contract termination, resulting in a withdrawal from the specified Subaccount just prior to the end of the applicable time period, each Participant would pay the following cumulative expenses on each $1,000 invested.



                                                    1 YEAR   3 YEARS
                                                    ------   -------
THE PRUDENTIAL SERIES FUND, INC.
  Money Market Subaccount.........................   $68       $85
  Diversified Bond Subaccount.....................    68        85
  Government Income Subaccount....................    68        86
  Conservative Balanced Subaccount................    69        89
  Flexible Managed Subaccount.....................    70        91
  High Yield Bond Subaccount......................    69        90
  Stock Index Subaccount..........................    67        84
  Equity Income Subaccount........................    68        85
  Equity Subaccount...............................    68        86
  Prudential Jennison Subaccount..................    70        92
  Global Subaccount...............................    72        98

AIM VARIABLE INSURANCE FUNDS, INC.
  AIM V.I. Growth and Income Subaccount...........    70        93
  AIM V.I. Value Subaccount.......................    71        94

JANUS ASPEN SERIES
  Growth Subaccount...............................    71        94
  International Growth Subaccount.................    73       101

MFS VARIABLE INSURANCE TRUST
  Emerging Growth Subaccount......................    72        99
  Research Subaccount.............................    72        99

OCC ACCUMULATION TRUST
  Managed Subaccount..............................    72        99
  Small Cap Subaccount............................    73       102

T. ROWE PRICE
  T. Rowe Price Equity Series, Inc., Equity Income
    Subaccount....................................    72        98
  T. Rowe Price International Series, Inc.,
    International Stock Subaccount................    74       104

WARBURG PINCUS TRUST
  Post-Venture Capital Subaccount.................    78       115

TABLE IV: SMALL PLAN CONTRACTS



If there is no full or partial Contract termination, or the Participant annuitizes, the Participant would pay the following cumulative expenses on each $1,000 invested.



                                                    1 YEAR   3 YEARS
                                                    ------   -------
THE PRUDENTIAL SERIES FUND, INC.
  Money Market Subaccount.........................   $18       $55
  Diversified Bond Subaccount.....................    18        55
  Government Income Subaccount....................    18        56
  Conservative Balanced Subaccount................    19        59
  Flexible Managed Subaccount.....................    20        61
  High Yield Bond Subaccount......................    19        60
  Stock Index Subaccount..........................    17        54
  Equity Income Subaccount........................    18        55
  Equity Subaccount...............................    18        56
  Prudential Jennison Subaccount..................    20        62
  Global Subaccount...............................    22        68

AIM VARIABLE INSURANCE FUNDS, INC.
  AIM V.I. Growth and Income Subaccount...........    20        63
  AIM V.I. Value Subaccount.......................    21        64

JANUS ASPEN SERIES
  Growth Subaccount...............................    21        64
  International Growth Subaccount.................    23        71

MFS VARIABLE INSURANCE TRUST
  Emerging Growth Subaccount......................    22        69
  Research Subaccount.............................    22        69

OCC ACCUMULATION TRUST
  Managed Subaccount..............................    22        69
  Small Cap Subaccount............................    23        72

T. ROWE PRICE
  T. Rowe Price Equity Series, Inc., Equity Income
    Subaccount....................................    22        68
  T. Rowe Price International Series, Inc.,
    International Stock Subaccount................    24        74

WARBURG PINCUS TRUST
  Post-Venture Capital Subaccount.................    28        85



Loans taken by a Participant from a Participant Account may be subject to charges for establishing and maintaining the loan. The examples with respect to the Contracts do not take into account any deduction for such charges.



The required table of accumulation unit values, which sets out certain historical information about the value of interests in each Subaccount, appears in the Appendix to this prospectus on Page 35.

                     GENERAL INFORMATION ABOUT PRUDENTIAL,
      THE PRUDENTIAL DISCOVERY SELECT GROUP VARIABLE CONTRACT ACCOUNT AND
              THE INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACTS

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

Prudential is a mutual life insurance company incorporated in 1873 under the laws of the State of New Jersey. Its corporate office is located at 751 Broad Street, Newark, New Jersey. It has been investing for pension funds since 1928.

Prudential is currently considering reorganizing itself into a stock company. This form of reorganization, known as demutualization, is a complex process that may take two or more years to complete. No plan of demutualization has been adopted yet by Prudential's Board of Directors. Adoption of a plan of demutualization would occur only after enactment of appropriate legislation in New Jersey and would have to be approved by Prudential policyholders and appropriate state insurance regulators. Throughout the process, there will be a continuing evaluation by the Board of Directors and management of Prudential as to the desirability of demutualization. The Board of Directors, in its discretion, may choose not to demutualize or to delay demutualization for a time.


Prudential generally is responsible for the administrative and recordkeeping functions of the Prudential Discovery Select Group Variable Contract Account and pays the expenses associated with them. These functions include enrolling Participants, receiving and allocating contributions, maintaining Participant Accounts, preparing and distributing confirmations, statements, and reports. The administrative and recordkeeping expenses borne by Prudential include salaries, rent, postage, telephone, travel, legal, actuarial and accounting fees, office equipment, stationery and maintenance of computer and other systems. With respect to the Small Plan Contracts, Prudential has delegated certain of these administrative and recordkeeping functions to the Small Plan Contract Recordkeeper.


Prudential is reimbursed for these administrative and recordkeeping expenses by the annual account charge and the daily charge against the assets of each Subaccount for administrative expenses.

THE PRUDENTIAL DISCOVERY SELECT GROUP VARIABLE CONTRACT ACCOUNT

The Prudential Discovery Select Group Variable Contract Account (the "Discovery Account") was established on February 11, 1997, under New Jersey law as a separate investment account. The Discovery Account meets the definition of a "separate account" under federal securities laws. Prudential is the legal owner of the assets in the Discovery Account and is obligated to provide all benefits under the Contracts. Prudential will at all times maintain assets in the Discovery Account with a total market value at least equal to the reserve and other liabilities relating to the variable benefits attributable to the Discovery Account. These assets are segregated from all of Prudential's other assets and are not chargeable with liabilities arising out of any other business Prudential conducts. In addition to these assets, the Discovery Account's assets may include funds contributed by Prudential to commence operation of the Discovery Account and may include accumulations of the charges Prudential makes against the Discovery Account. From time to time these additional assets will be transferred to Prudential's General Account. Before making any such transfer, Prudential will consider any possible adverse impact the transfer might have on the Discovery Account.

The Discovery Account is registered with the U.S. Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act") as a unit investment trust, which is a type of investment company. This does not involve any supervision by the SEC of the management or investment policies or practices of the Discovery Account. For state law purposes, the Discovery Account is treated as a part or division of Prudential. There are currently twenty-two Subaccounts within the Discovery Account which invest in corresponding portfolios of the Funds available under the Contracts. Additional Subaccounts may be established in the future.

THE FUNDS

The following is a list of each Fund, its investment objective and its investment adviser:

THE PRUDENTIAL SERIES FUND, INC.

MONEY MARKET PORTFOLIO. The maximum current income that is consistent with stability of capital and maintenance of liquidity through investment in high-quality short-term debt obligations. There are no assurances that this portfolio will maintain a stable net asset value.

DIVERSIFIED BOND PORTFOLIO. A high level of income over the longer term while providing reasonable safety of capital through investment primarily in readily marketable intermediate and long-term fixed income securities that provide attractive yields but do not involve substantial risk of loss of capital through default.

GOVERNMENT INCOME PORTFOLIO. A high level of income over the longer term consistent with the preservation of capital through investment primarily in U.S. Government securities, including intermediate and long-term U.S. Treasury securities and debt obligations issued by agencies of or instrumentalities established, sponsored or guaranteed by the U.S. Government. At least 65% of the total assets of the portfolio will be invested in U.S. Government securities.

CONSERVATIVE BALANCED PORTFOLIO. Achievement of a favorable total investment return consistent with a portfolio having a conservatively managed mix of money market instruments, fixed income securities, and common stocks of established companies, in proportions believed by the investment advisor to be appropriate for an investor desiring diversification of investment who prefers a relatively lower risk of loss than that associated with the Flexible Managed Portfolio while recognizing that this reduces the chances of greater appreciation.

FLEXIBLE MANAGED PORTFOLIO. Achievement of a high total return consistent with a portfolio having an aggressively managed mix of money market instruments, fixed income securities, and common stocks, in proportions believed by the investment advisor to be appropriate for an investor desiring diversification of investment who is willing to accept a relatively high risk of loss in an effort to achieve greater appreciation.

HIGH YIELD BOND PORTFOLIO. Achievement of a high total return through investment in high yield/high risk fixed income securities in the medium to lower quality ranges.

STOCK INDEX PORTFOLIO. Achievement of investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate by following a policy of attempting to duplicate the price and yield performance of the Standard & Poor's 500 Composite Stock Price Index.

EQUITY INCOME PORTFOLIO. Both current income and capital appreciation through investment primarily in common stocks and convertible securities that provide favorable prospects for investment income returns above those of the Standard & Poor's 500 Composite Stock Price Index or the New York Stock Exchange Composite Index.

EQUITY PORTFOLIO. Capital appreciation through investment primarily in common stocks of companies, including major established corporations as well as smaller capitalization companies, that appear to offer attractive prospects of price appreciation that is superior to broadly-based stock indices. Current income, if any, is incidental.

PRUDENTIAL JENNISON PORTFOLIO. Long-term growth of capital through investment primarily in equity securities of established companies with above-average growth prospects. Current income, if any, is incidental.

GLOBAL PORTFOLIO. Long-term growth of capital through investment primarily in common stock and common stock equivalents of foreign and domestic issuers. Current income, if any, is incidental.

Prudential is the investment advisor for the assets of each of the portfolios of the Prudential Series Fund. Prudential has a Service Agreement with its wholly-owned subsidiary, The Prudential Investment Corporation ("PIC"), which provides that, subject to Prudential's supervision, PIC will furnish investment advisory services in connection with the management of the Prudential Series Fund. In addition, Prudential has entered into a Subadvisory Agreement with its wholly-owned subsidiary Jennison Associates Capital Corp. ("Jennison"), under which Jennison furnishes investment advisory services in connection with the management of the Prudential Jennison Portfolio.

AIM VARIABLE INSURANCE FUNDS, INC.

AIM V.I. GROWTH AND INCOME FUND. The Fund's investment objective is to seek growth of capital, with current income as a secondary objective.

AIM V.I. VALUE FUND. The Fund's investment objective is to achieve long-term growth of capital by investing primarily in equity securities judged by AIM Advisors, Inc. to be undervalued relative to the current or projected earnings of the companies issuing the securities, or relative market values of assets owned by the companies issuing the securities or relative to the equity market generally. Income is a secondary objective and would be satisfied principally from the income (interest and dividends) generated by the common stocks, convertible bonds and convertible preferred stocks that make up the Fund's portfolio.

AIM Advisors, Inc. serves as the investment adviser to the AIM V.I. Growth and Income Fund and the AIM V.I. Value Fund.

JANUS ASPEN SERIES

GROWTH PORTFOLIO. A diversified portfolio that seeks long-term growth of capital by investing primarily in common stocks, with an emphasis on companies with larger market capitalizations.

INTERNATIONAL GROWTH PORTFOLIO. A diversified portfolio that seeks long-term growth of capital by investing primarily in common stocks of foreign issuers.

Janus Capital Corporation is the investment adviser to the Growth Portfolio and the International Growth Portfolio, and is responsible for the day-to-day management of the portfolios and other business affairs of the portfolios.

MFS VARIABLE INSURANCE TRUST

EMERGING GROWTH SERIES. This Series seeks to provide long-term growth of capital. Dividend and interest income from portfolio securities, if any, is incidental to the Series' investment objective of long-term growth of capital.

RESEARCH SERIES. The Research Series' investment objective is to provide long-term growth of capital and future income.

Massachusetts Financial Services Company, a Delaware corporation, is the investment adviser to each MFS Series.

OCC ACCUMULATION TRUST (FORMERLY KNOWN AS QUEST FOR VALUE ACCUMULATION TRUST)

MANAGED PORTFOLIO. Growth of capital over time through investment in a portfolio consisting of common stocks, bonds and cash equivalents, the percentages of which will vary based on management's assessments of relative investment.

SMALL CAP PORTFOLIO. Capital appreciation through investment in a diversified portfolio of equity securities of companies with market capitalizations of under $1 billion.

OpCap Advisors (formerly known as Quest for Value Advisors, the "OCC Manager") is responsible for management of the OCC Accumulation Trust's business. Pursuant to the investment advisory agreement with the OCC Accumulation Trust, and subject to the authority of the Board of Trustees, the OCC Manager supervises the investment operation of the Managed Portfolio and the Small Cap Portfolio, furnishes advice and recommendations with respect to investments, investment policies and the purchase and sale of securities and provides certain administrative services for the OCC Accumulation Trust.

T. ROWE PRICE

T. ROWE PRICE EQUITY SERIES, INC., EQUITY INCOME PORTFOLIO. The fund's objective is to provide substantial dividend income as well as long-term capital appreciation through investment in common stocks of established companies.

T. ROWE PRICE INTERNATIONAL SERIES, INC., INTERNATIONAL STOCK PORTFOLIO. The fund's objective is long-term growth of capital through investment primarily in common stocks of established, non-U.S. companies.

T. Rowe Price Associates, Inc. is the Investment Manager for the Equity Income Portfolio and Rowe Price-Fleming International, Inc. is the Investment Manager for the International Stock Portfolio.

WARBURG PINCUS TRUST

POST-VENTURE CAPITAL PORTFOLIO. Seeks long-term growth of capital by investing primarily in equity securities of issuers in their post-venture capital stage of development and pursues an aggressive investment strategy.

The Warburg Pincus Trust employs Warburg, Pincus Counselors, Inc. as investment adviser and Abbott Capital Management, L.P. as its sub-investment adviser with respect to a portion of the Post-Venture Capital Portfolio allocated to private limited partnerships or other investment funds.

Further information about the Fund portfolios can be found in the accompanying prospectuses for each Fund.


The investment advisors with respect to the various Funds charge a daily investment management fee as compensation for their services, as set forth in the table beginning on page 6 and as more fully described in the prospectus for each Fund.


It is conceivable that in the future it may become disadvantageous for both variable life insurance and variable annuity contract separate accounts to invest in the same underlying mutual fund. Although neither Prudential, nor the Funds currently foresees any such disadvantage, the Funds' Boards of Directors intend to monitor events in order to identify any material conflict between variable life insurance and variable annuity contractholders and to determine what action, if any, should be taken in response thereto. This might force a Fund to sell securities at disadvantageous prices. Material conflicts could result from such things as: (1) changes in state insurance law; (2) changes in federal income tax law; (3) changes in the investment management of any portfolio of the Funds; or (4) differences between voting instructions given by variable life insurance and variable annuity contractholders.

Prudential will be compensated by an affiliate of each of the Funds (other than those in the Prudential Series Fund) based upon an annual percentage of the average assets held in the Fund by Prudential under the Contracts. These percentages vary by Fund, and reflect administrative and other services provided by Prudential.

A full description of the Funds, their investment objectives, management, policies, and restrictions, their expenses, the risks attendant to investment therein, and all other aspects of their operation is contained in the accompanying prospectuses for each Fund and in the related statements of additional information, which should be read in conjunction with this Prospectus. There is no assurance that the investment objectives will be met.

GUARANTEED INTEREST ACCOUNT

The Guaranteed Interest Account is a credited interest option available to fund certain group annuity contracts issued by Prudential. Amounts allocated to the Guaranteed Interest Account become part of the General Account of Prudential, which consists of all assets owned by Prudential other than those in the Discovery Account and other variable separate accounts of Prudential. Subject to applicable law, Prudential has sole discretion over the investment of the assets of the General Account.

Because of exemptive and exclusionary provisions, interests in the General Account (which include interests in the Guaranteed Interest Account) are not registered under the Securities Act of 1933 and the General Account is not registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the General Account nor any interests therein are subject to the provisions of these Acts, and Prudential has been advised that the staff of the SEC has not reviewed the disclosures in the Prospectus relating to the General Account. Disclosures regarding the General Account may, however, be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Under certain Contracts, amounts allocated to the Guaranteed Interest Account may be held within one or more guaranteed separate accounts. Interests in such separate account(s) are not registered under the Securities Act of 1933 and the separate accounts are not registered as investment companies under the Investment Company Act of 1940.

                                 THE CONTRACTS

Prudential generally issues the Contracts to Employers whose employees may become Participants. Under an IRA, a Participant's spouse may also become a Participant. A Contract may be issued to an association that represents employers of employees who become Participants, to an association or union that represents members that become Participants and to a trustee of a trust with participating employers whose employees become Participants. Even though an Employer, an association or a trustee is the Contractholder, the Contract normally provides that Participants shall have the rights and interests under them that are described in this Prospectus. However, when a Contract is used to fund a deferred compensation plan established under Section 457 of the Code, for example, all rights under the Contract are owned by the Employer to whom, or on whose behalf, the Contract is issued. All amounts becoming payable under the Contract are payable to the Employer and are its exclusive property. For a plan established under Section 457 of the Code, the employee has no rights or interests under the Contract, including any right or interest in any Subaccount of the Discovery Account, except as provided in the Employer's plan. This may also be true with respect to certain non-qualified annuity arrangements.


Also, a particular plan, even if it is not a deferred compensation plan, may limit a Participant's exercise of certain rights under a Contract. Participants should check the provisions of their Employer's plan or any agreements with the Employer to see if there are any such limitations and, if so, what they are.


THE ACCUMULATION PERIOD

Contributions; Crediting Units; Enrollment Forms; Deduction for Administrative Expenses.

Contributions to the Contract ordinarily will be made periodically pursuant to a payroll deduction or similar agreement between the Participant and his Employer. Any contributions to an IRA must be in an amount of no less than $500, except for contributions to an IRA for a non-working spouse (or working spouse who elects to be treated as a non-working spouse).


A Participant designates what portion of the contributions made on his behalf should be invested in the Subaccounts or the Guaranteed Interest Account. The Participant may change this designation usually by notifying Prudential at the address shown on the cover page of this Prospectus or such other address as may be communicated by Prudential. Under certain Contracts (including the Small Plan Contract), an entity other than Prudential keeps certain records, and Participants under those Contracts must contact the record-keeper. See "Modified Procedures," page 24.



The full amount (100%) of each contribution designated for investment in any Subaccount is credited to a Participant Account maintained for the Participant. The number of Units credited to a Participant in a Subaccount is determined by dividing the amount of the contribution made on his behalf to that Subaccount by the Subaccount's Unit Value determined as of the end of the Valuation Period during which the contribution is received by Prudential at the address shown on the cover page of this Prospectus or such other address as may be communicated in writing by Prudential.



The initial contribution made for a Participant will be invested in a Subaccount no later than two Business Days after it is received by Prudential, if it is preceded or accompanied by satisfactory enrollment information. If the Contractholder submits an initial contribution on behalf of one or more new Participants that is not preceded or accompanied by satisfactory enrollment information, then Prudential will allocate such contribution to the Prudential Series Fund Money Market Subaccount upon receipt, and also will send a notice to the Contractholder or its agent that requests allocation information for each such Participant. If the necessary enrollment information is not received in response to its initial notice, Prudential will deliver up to three additional notices to the Contractholder or its agent at monthly intervals that request such allocation information. After 105 days have passed from the time that Units of the Money Market Subaccount were purchased on behalf of Participants who failed to provide the necessary enrollment information, Prudential will redeem the relevant Units and pay the proceeds (including earnings thereon) to the Contractholder. Any proceeds paid to the Contractholder under this procedure may be considered a prohibited and taxable reversion to the Contractholder under current provisions of the Code. Similarly, returning proceeds may cause the Contractholder to violate a requirement under the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, to hold all plan assets in trust. Both problems may be avoided if the Contractholder arranges to have the proceeds paid into a qualified trust or annuity contract.

The number of Units of a particular Subaccount credited to a Participant will not be affected by any subsequent change in the value of those Units, but the dollar value of a Unit will vary from Business Day to Business Day depending upon the investment experience of the Subaccount. The number of Units credited to a Participant in a Subaccount will be reduced as the result of any annual account charge.

The value of a Participant Account in a Subaccount on any particular day is determined by multiplying the total number of Units credited to the Participant by the Subaccount's Unit Value on that day.

The Unit Value for each Subaccount was set at $10.00 on the date of commencement of operations of that Subaccount. The Unit Value for any subsequent Business Day is determined as of the end of that day by multiplying the Unit Change Factor for that day by the Unit Value for the preceding Business Day.

The Unit Change Factor for a Subaccount for any Business Day is determined by dividing the current day net asset value for Fund shares by the net asset value for shares on the previous Business Day. This factor is then reduced by a daily equivalent of the mortality and expense risk fee and the administrative fee. The value of the assets of a Subaccount is determined by multiplying the number of Fund shares held by that Subaccount by the net asset value of each share and adding the value of dividends declared by the Fund but not yet paid.

ALLOCATION OF PURCHASE PAYMENTS


A Participant determines how the initial contribution will be allocated among the Subaccounts by specifying the desired allocation on the application or enrollment form. A Participant may choose to allocate nothing to a particular Subaccount. Unless a Participant tells us otherwise, subsequent contributions will be allocated in the same proportions as the most recent contribution made by that Participant. With respect to Contracts other than the Small Plan Contract, a Participant may change the way in which subsequent contributions are allocated by providing Prudential with proper written instruction or by telephoning Prudential Investments, 30 Scranton Office Park, Scranton, Pennsylvania 18507-1789 at the toll-free number provided by Prudential, once a Participant has provided the appropriate identification to effect a telephone transfer. With respect to the Small Plan Contract, Participants may change the way in which subsequent contributions are allocated by submitting complete written instructions to the Small Plan Contract Recordkeeper at the address provided by Prudential. See Transfers, below.


ASSET ALLOCATION PROGRAM

An Asset Allocation Program may be available to assist Participants in determining how to allocate purchase payments. If a Participant chooses to participate in the program, the Participant may do so by utilizing a form available in the employee enrollment kit. The form will include a series of illustrations depicting various asset allocation models based on age and risk tolerance. In the future, a more comprehensive model based on an internet web site may be available for use by Participants as well. The Asset Allocation Program will be available at no charge to the Participant. A Participant is under no obligation to participate in the program or to invest according to the program recommendations. A Participant may ignore, in whole or in part, the investment allocations provided by the program.


The Asset Allocation Program is intended as an aid in making purchase payment allocations. It is not a guarantee of investment return and there can be no assurance that any Fund portfolio will attain its investment objectives. A Participant should consider reviewing his or her investor profile questionnaire annually, and each time his or her investor profile changes.


TRANSFERS


A Participant may transfer out of an investment option into any combination of other investment options available under the Contract. Generally, the transfer request may be in dollars, such as a request to transfer $1,000 from one Subaccount or from the Guaranteed Interest Account, or, in the case of Subaccounts, may be in terms of a percentage reallocation among Subaccounts. In the latter case, the percentages must be whole numbers. Certain Contracts may require that transfer requests pertaining to the Guaranteed Interest Account or the Subaccounts be effected in terms of whole number percentages only, and not by dollar amount. A Participant may make transfers by proper written notice to Prudential Investments (or to the Small Plan Contract Recordkeeper, with respect to such Contracts), or by telephone, internet or telecopy, depending on the terms of the plan applicable to the Participant.

If a Contractholder chooses telephone privileges, each Participant will automatically be enrolled to use the Telephone Transfer System. A Participant may decline those privileges on a form supplied by the Contractholder or Prudential. Prudential has adopted procedures designed to ensure that requests by telephone are genuine. We will not be held liable for following telephone instructions we reasonably believe to be genuine. We cannot guarantee that a Participant will be able to get through to complete a telephone transfer during peak periods such as periods of drastic economic or market change. The Small Plan Contract Recordkeeper also has adopted procedures designed to ensure that requests by telephone are genuine, and similarly disclaims responsibility for unauthorized telephone transactions and for telephone calls that may not get through.


Unless restricted by the retirement arrangement under which a Participant is covered, upon the receipt by Prudential of a duly completed written transfer request form or properly authorized telephone transfer request, all or a portion of the Participant Account in any of the Subaccounts will be transferred to another Subaccount or from the Guaranteed Interest Account to the Subaccounts. Transfers from the Guaranteed Interest Account may be restricted. There is no minimum transfer amount. As of the day the transfer request is received, the Participant's Subaccount(s) from which the transfer is made will be reduced by the number of Units obtained by dividing the amount to be transferred by the Unit Value for the applicable Business Day. If the transfer is made to another Subaccount as of the same day, the number of Units credited to the Participant in that Subaccount will be increased by means of a similar calculation. Prudential reserves the right to limit the frequency of these transfers. All transfers are subject to the terms and conditions set forth in this Prospectus and in the Contract(s) covering a Participant. The Contracts were not designed for professional market timing organizations or other organizations or individuals using programmed, large, or frequent transfers. A pattern of exchanges that coincides with a "market timing" strategy may be disruptive to the Discovery Account and the Funds and will be discouraged. If such a pattern were to be found, we may be required to modify the transfer procedures, including but not limited to, not accepting transfer requests of an agent acting under a power of attorney on behalf of more than one owner.


Different procedures may apply for Contracts under which an entity other than Prudential provides record keeping services. Although there is presently no charge for transfers, Prudential reserves the right to impose such charges in the future. Dollar Cost Averaging and Auto-Rebalancing transfers may be subject to a charge.



Certain Contracts, including the Small Plan Contract, may prohibit transfers from the Guaranteed Interest Account into non-equity investment options that are characterized in such Contract as "competing" with Prudential's General Account options with regard to investment characteristics. If such transfers are precluded, the Contract will further require that amounts transferred from the Guaranteed Interest Account into non-competing investment options, such as a Subaccount investing in a stock Fund, may not for 90 days thereafter be transferred into a "competing" option or back to the Guaranteed Interest Account.


A Contract may include a provision that, upon discontinuance of contributions for all Participants of an Employer covered under a Contract, the Contractholder may request Prudential to make transfer payments from any of the Subaccounts to a designated alternate funding agency. If the Contract is used in connection with certain tax-deferred annuities subject to Section 403(b) of the Code, or with IRAs, Prudential will promptly notify each affected Participant and each beneficiary of a deceased Participant that such a request has been received. Within thirty days of receipt of such notice, each recipient may elect in writing on a form approved by Prudential to have any of his or her Subaccounts transferred to the alternate funding agency. If he or she does not so elect, his or her investment options will continue in force under the Contract. If he or she does so elect, his or her account will be canceled as of a "transfer date" which is the Business Day specified in the Contractholder's request or 90 days after Prudential receives the request, whichever is later. The product of Units in the Participant's Subaccounts immediately prior to cancellation and the appropriate Unit Value on the transfer date, less the applicable withdrawal and annual account charges, will be transferred to the designated alternate funding agency in cash.

Subject to any conditions or limitations regarding transfers contained in the tax-deferred annuity arrangement under which a Participant is covered, a Participant can continue to make transfers of all or part of his interest in his Participant Account among the available investment options offered, and can transfer directly all or part of his interest in his Participant Account to a
Section 403(b) tax-deferred annuity contract of another insurance company or to a mutual fund custodial account under Section 403(b)(7).

Contributions may be discontinued for all Participants under a Contract or for all Participants of an Employer covered under the Contract used in connection with a deferred compensation plan subject to Section 457 of the Code due to certain circumstances, such as a change in any law or regulation, which would have an adverse effect on Prudential in fulfilling the terms of the Contract. If contributions are so discontinued, Prudential may initiate transfer payments from any Subaccount to an alternate funding agency. The transfer would be made as described in the paragraph above.

Under certain types of retirement arrangements, the Retirement Equity Act of 1984 requires that in the case of a married Participant, certain requests for transfer payments other than those described above must include the consent of the Participant and spouse and must be notarized or witnessed by an authorized plan representative.

Transfers among Subaccounts will take effect as of the end of the Valuation Period in which a proper transfer request is received at Prudential Investments.

DOLLAR COST AVERAGING

Additionally, an administrative feature called Dollar Cost Averaging ("DCA") may be available to Contractholders. This feature allows Participants to transfer amounts out of the Guaranteed Interest Account or one of the variable investment options and into one or more other variable investment options. Transfers may be in specific dollar amounts or percentages of the amount in the DCA account at the time of the transfer. A Participant may ask that transfers be made monthly, quarterly, semi-annually or annually. A Participant can add to the DCA account at any time.


Each automatic transfer will take effect in monthly, quarterly, semi-annual or annual intervals as designated by the Participant. If the New York Stock Exchange and Prudential are not open on a transfer date, the transfer will take effect as of the end of the Valuation Period which immediately follows that date. Automatic transfers continue until the amount specified has been transferred, or until the Participant notifies us and we process a change in allocation or cancellation of the feature.


AUTO-REBALANCING


The Contracts may offer another investment technique in the future that Participants may find attractive. The Auto-Rebalancing feature will allow Participants to automatically rebalance Subaccount assets at specified intervals based on percentage allocations that they choose. For example, suppose a Participant's initial investment allocation of variable investment options is split 40% and 60%, respectively. Then, due to investment results, that split changes. A Participant may instruct that those assets be rebalanced to his or her original or different allocation percentages. Auto-Rebalancing can be performed on a one-time basis or periodically, as a Participant chooses. A Participant may select that rebalancing occur in monthly, quarterly, semi-annual or annual intervals. Rebalancing will take effect as of the end of the Valuation Period for each applicable interval and will continue at those intervals until the Participant notifies us otherwise. If the New York Stock Exchange and Prudential are not open on the rebalancing date, the transfer will take effect as of the end of the Valuation Period which immediately follows that date.


WITHDRAWALS

Under certain circumstances as described in the retirement arrangement under which he is covered, a Participant may withdraw at any time all or part of his Participant Account Value that is attributable to Employer contributions or after-tax Participant contributions, if any.

The Code imposes restrictions on withdrawals from tax-deferred annuities subject to Section 403(b) of the Code. Pursuant to Section 403(b)(11) of the Code, amounts attributable to a Participant's salary reduction contributions (including the earnings thereon) that are made under a tax deferred annuity after December 31, 1988 can only be withdrawn (redeemed) when the Participant attains age 59 1/2, separates from service with his employer, dies, or becomes disabled (within the meaning of Section 72(m)(7) of the Code). However, the Code permits the withdrawal at any time of amounts attributable to tax-deferred annuity salary reduction contributions (excluding the earnings thereon) that are made after December 31, 1988, in the case of a hardship. If the arrangement under which a Participant is covered contains a financial hardship provision, withdrawals can be made in the event of the hardship.

Furthermore, subject to any restrictions upon withdrawals contained in the tax-deferred annuity arrangement under which a Participant is covered, a Participant can withdraw at any time all or part of his Participant Account

Value under a predecessor Prudential tax-sheltered annuity contract, as of December 31, 1988. Amounts earned after December 31, 1988 on the December 31, 1988 balance in a Participant Account attributable to salary reduction contributions are, however, subject to the Section 403(b)(11) withdrawal restrictions discussed above.

With respect to retirement arrangements other than tax-deferred annuities subject to Section 403(b) of the Code, a Participant's right to withdraw at any time all or part of his Participant Account Value may be restricted by the retirement arrangement under which he is covered. For example, Code Section 457 plans typically permit withdrawals only upon attainment of age 70 1/2, separation of service, or for unforeseeable emergencies.


With respect to all Contracts, you may specify from which investment options you would like the withdrawal processed. The withdrawal amount may be specified as a dollar amount or as a percentage of the Participant Account Value in the applicable Subaccount(s). If you do not specify from where you would like the withdrawal processed, a partial withdrawal will be withdrawn proportionally from all investment options.



Only amounts withdrawn from contributions (including full withdrawals) may be subject to a withdrawal charge. For purposes of determining withdrawal charges, withdrawals are considered as having been made first from contributions. See Withdrawal Charge, page 25. This differs from the treatment of withdrawals for federal income taxes as described below, where generally, withdrawals are considered to have been made first from investment income. The withdrawal will be effected as of the end of the Valuation Period in which a proper withdrawal request is received at Prudential Investments.


Prudential will generally pay the amount of any withdrawal within 7 days after we receive a properly completed withdrawal request. We will pay the amount of any withdrawal requested, less any applicable tax withholding, withdrawal charge and/or annual account charge. We may delay payment of any withdrawal allocable to the Subaccount(s) for a longer period if the disposal or valuation of the Discovery Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC or the SEC declares that an emergency exists.

SYSTEMATIC WITHDRAWAL PLAN


If permitted by the Code and the retirement arrangement under which a Participant is covered, Prudential may offer systematic withdrawals as an administrative privilege. Under a systematic withdrawal arrangement a Participant may arrange for systematic withdrawals from the Subaccounts and the Guaranteed Interest Account in which he invests. A Participant may arrange for systematic withdrawals only if at the time he elects to have such an arrangement, the balance in his Participant Account is at least $5,000. A Participant who has not reached age 59 1/2, however, may not elect a systematic withdrawal arrangement unless he has first separated from service with his Employer. In addition, the $5,000 minimum balance does not apply to systematic withdrawals made for the purpose of satisfying minimum distribution rules.



Federal income tax provisions applicable to the retirement arrangement under which a Participant is covered may significantly affect the availability of systematic withdrawals, how they may be made, and the consequences of making them. Withdrawals by Participants are generally taxable and Participants who have not reached age 59 1/2 may incur substantial tax penalties. Withdrawals made after a Participant has attained age 70 1/2 and by beneficiaries must satisfy certain minimum distribution rules. See "Federal Tax Status," page 26.


Systematic withdrawals may be arranged only pursuant to an election on a form approved by Prudential. Under certain types of retirement arrangements, an election to arrange for systematic withdrawals by a married Participant must be consented to in writing by the Participant's spouse, with signatures notarized or witnessed by an authorized plan representative. The election must specify that the systematic withdrawals shall be made on a monthly, quarterly, semi-annual, or annual basis.

All systematic withdrawals shall be effected as of the day of the month specified by the Contractholder, or, if such day is not a Business Day, then on the next succeeding Business Day. Systematic withdrawals shall continue until the Participant has withdrawn all of the balance in his Participant Account or has instructed Prudential in writing to terminate his systematic withdrawal arrangement. The Participant may elect to make systematic withdrawals in equal dollar amounts (in which case each withdrawal must be at least $250), unless it is made to satisfy minimum distribution rules, or over a specified period of time (at least three years). Where the Participant elects to make systematic withdrawals over a specified period of time, the amount of each withdrawal--which will vary, reflecting investment experience during the withdrawal period--will be equal to the sum of the balances then in the Participant Account divided by the number of systematic withdrawals remaining to be made during the withdrawal period.


Systematic withdrawals shall be taken first out of the Participant's investment, if any, in the Guaranteed Interest Account until that amount is exhausted. Thereafter, systematic withdrawals will be taken pro rata from the Subaccounts. Certain Contracts may specify that systematic withdrawals be deducted in a different manner than that described immediately above.


A Participant may change the frequency, amount or duration of his systematic withdrawals by submitting a form to Prudential that Prudential will provide to him upon request. A Participant may make such a change only once during each calendar year.

A Participant may at any time instruct Prudential to terminate the Participant's systematic withdrawal arrangement, and no systematic withdrawals will be made for him after Prudential has received his instruction. A Participant who chooses to stop making systematic withdrawals may not again make them until the next calendar year and may be subject to federal tax consequences as a result thereof.

An arrangement to make systematic withdrawals will not affect any of the Participant's other rights under the Contracts, including the right to make withdrawals, and purchase a fixed dollar annuity.

Currently, Prudential does not impose a withdrawal charge upon systematic withdrawals, however, Prudential may apply a withdrawal charge on systematic withdrawals where payments are made for less than three years. Prudential currently permits a Participant who is receiving systematic withdrawals and over the age of 59 1/2 to make one additional, non-systematic, withdrawal during each calendar year in an amount that does not exceed 10% of the sum of his balances in the Account and the Guaranteed Interest Account without the application of the withdrawal charge.

TEXAS OPTIONAL RETIREMENT PROGRAM

Special rules apply with respect to Contracts covering persons participating in the Texas Optional Retirement Program ("Texas Program").

Under the terms of the Texas Program, Texas will contribute an amount somewhat larger than a Participant's contribution. Texas' contributions will be credited to the Participant Account. Until the Participant begins his second year of participation in the Texas Program, Prudential will have the right to withdraw the value of the Units purchased for this account with Texas' contributions. If the Participant does not commence his second year of Texas Program participation, the value of those Units representing Texas' contributions will be withdrawn and returned to the State.

Withdrawal benefits of Contracts issued under the Texas Program are available only in the event of a Participant's death, retirement or termination of employment. Participants will not, therefore, be entitled to exercise the right of withdrawal in order to receive in cash the Participant Account Value credited to them under the Contract unless one of the foregoing conditions has been satisfied. The value of a Participant's interest under the Contract may, however, be transferred to another Prudential contract or contracts of other carriers approved under the Texas Program during the period of the Participant's Texas Program participation.

DEATH BENEFIT


Upon receipt by Prudential of due proof of a Participant's death and a claim and payment election submitted on a form approved by Prudential, a death benefit made up of the balance in the Participant Account (after deduction of any annual account charges) will be payable to his designated beneficiary. The appropriate address to which a death benefit claim generally should be sent is set out on the cover page of this Prospectus. For certain Contracts, such as the Small Plan Contract, a death benefit claim should be sent to a designated record keeper rather than Prudential.



With respect to Contracts other than the Small Plan Contract, the death benefit will be paid in one sum as if it were a single withdrawal, as systematic withdrawals, as an annuity, or a combination of the three, as the Participant may have directed subject to the minimum distribution rules of Code Section 401(a)(9) as described below under

"Federal Tax Status." With respect to the Small Plan Contract, the death benefit payment option listed in (d) below may not be available. If the Participant has not so directed, the beneficiary may, within any time limit prescribed by or for the retirement arrangement that covered the Participant, elect:


a. to receive a one sum cash payment;

b. to have a fixed dollar annuity purchased under the Contract on a specified date, using the same annuity purchase rate basis that would have applied if the Participant Account were being used to purchase an annuity for the Participant;

c. to receive regular payments in accordance with the systematic withdrawal plan; or

d. a combination of all or any two of (a), (b), and (c).

Unless restricted by the retirement arrangement under which the Participant is covered, or unless the Participant has elected otherwise, if within one year after the Participant's death the beneficiary elects to receive a one-sum cash payment of the entire Participant Account, including the balance in all Subaccounts in which the Participant has a balance, the total amount made available to the beneficiary will be the greatest of: (1) the Participant's Account Value as of the date Prudential receives a death benefit payment request in good order; (2) the sum of all contributions made to the Participant Account less withdrawals, transfers and charges; and (3) the greatest of the Participant's Account Value calculated on every third anniversary of the first contribution made on behalf of the Participant (accompanied by complete documentation) under the Contract, less subsequent withdrawals, transfers and charges.

Under certain types of retirement arrangements, the Retirement Equity Act of 1984 requires that in the case of a married Participant, a death benefit will be payable to the Participant's spouse in the form of a "qualified pre-retirement survivor annuity." A "qualified pre-retirement survivor annuity" is an annuity for the lifetime of the Participant's spouse in an amount which can be purchased with no less than 50% of the balance in the Participant Account as of the Participant's date of death. Under the Retirement Equity Act, the spouse of a Participant in a retirement arrangement which is subject to these rules may consent to waive the pre-retirement survivor annuity benefit. Such consent must acknowledge the effect of waiving the coverage, contain the signatures of the Participant and spouse and must be notarized or witnessed by an authorized plan representative. Unless the spouse of a Participant in a Plan which is subject to these requirements properly consents to the waiver of the benefit, 50% of the balance in the Participant Account will be paid to such spouse even if the designated beneficiary is someone other than the spouse. Under these circumstances, the remaining 50% would be paid to the Participant's designated beneficiary.


Unless the retirement arrangement that covered the Participant provides otherwise, a beneficiary who elects to have a fixed-dollar annuity purchased for himself may choose from among the available forms of annuity. See "Effecting an Annuity," page 29. The beneficiary may elect to purchase an annuity immediately or at a future date. If an election includes systematic withdrawals, the beneficiary will have the right to terminate such withdrawals and receive the remaining balance in the Participant Account in cash (or effect an annuity with it), or to change the frequency, size or duration of such withdrawals, subject to the minimum distribution rules. See "Federal Tax Status" section of this Prospectus. If the beneficiary fails to make any election within any time limit prescribed by or for the retirement arrangement that covered the Participant, within seven days after the expiration of that time limit, a one sum cash payment will be made to the beneficiary, after deduction of the annual account charge. A specific Contract may provide that an annuity is payable to the beneficiary if the beneficiary fails to make an election.


Until a death benefit is paid that results in reducing to zero the balance in the Participant Account, the Participant Account Value in the Subaccounts and the Guaranteed Interest Account that make up the Participant Account will be maintained for the beneficiary in the same manner as they had been for the Participant, except (i) the beneficiary may make no contributions (ii) no loans may be taken and (iii) no withdrawal charge will be imposed upon withdrawals.

DISCONTINUANCE OF CONTRIBUTIONS

Contributions on behalf of all Participants under a Contract or for all Participants of an Employer covered under a Contract may be discontinued upon notice by the Contractholder to Prudential. Contributions under the Contract will also be discontinued for all Participants covered by a retirement arrangement that is terminated.

On 90 days' advance notice to the Contractholder, Prudential may elect not to accept any new Participant, or not to accept further contributions for existing Participants.

The discontinuance of contributions on a Participant's behalf does not otherwise affect his or her rights under the Contracts. He may make withdrawals from his Participant Account--for transfer, for the purchase of an annuity or for any other purpose--just as if contributions were still being made for him or her. However, if contributions under a Program are not made for a Participant for a specified period of time (24 months in certain states, 36 months in others) and the total value of his Participant Accounts is at or below a specified amount ($1,000 in certain states, $2,000 in others), Prudential may, if permitted by the Code, elect to cancel those Participant Accounts unless prohibited by the retirement arrangement, and pay the Participant their value (less the annual account charge) as of the date of cancellation.

LOAN PROVISION

The loans described in this section are generally available to Participants in 401(a) plans and 403(b) programs. The interest rate and other terms and conditions of the loan may vary from Contract to Contract.

For plans that are subject to ERISA, it is the responsibility of the Contract trustee or fiduciary to ensure that the interest rate or other terms and conditions of the loan comply with all Contract qualification requirements including the ERISA regulations.


The loans described in this section, which involve the variable investment options, work as follows. The minimum loan amount is as specified in the Contract, or if not specified, as determined by Prudential. The maximum loan amount is the lesser of (a) $50,000, reduced by the highest outstanding balance of loans during the one year period immediately preceding the date of the loan or (b) 50% of the value of the Participant's vested interest under a Contract. Generally, in the loan application, the Contractholder (or in certain cases, the Participant) designates the Subaccount(s) from which the loan amount is deducted. To repay the loan, the Participant makes periodic payments of interest plus a portion of the principal. Those payments are invested in the Subaccounts chosen by the Participant. With respect to Contracts other than the Small Plan Contract the Participant may specify the Subaccounts from which he may borrow and into which repayments may be invested. With respect to Contracts other than the Small Plan Contract if the Participant does not specify the Subaccounts from which the loan amount is deducted, the loan amount will be deducted pro rata from the Participant Account Value in the Subaccounts. With respect to the Small Plan Contract, amounts borrowed are deducted from a Participant's Subaccounts on a pro rata basis. With respect to such Contracts, amounts repaid on a loan are applied to a Participant's Subaccounts based on the Participant's current contribution allocations.


The maximum loan amount referred to above is imposed by federal tax law. That limit, however, applies to all loans from any qualified plan of the Employer. Since Prudential cannot monitor a Participant's loan activity relating to other plans offered to Participants, it is the Participant's responsibility to do so. Provided that a Participant adheres to these limitations, the loan will not be treated as a taxable distribution. If, however, the Participant defaults on the loan by, for example, failing to make required payments, the defaulted loan amount (as described in loan disclosure information provided to a borrowing Participant) will be treated as a taxable distribution and Prudential will send the appropriate tax information to the Participant and the Internal Revenue Service.


Prudential charges a loan application fee which is deducted from the Participant Account at the time the loan is initiated. Prudential will not accept a personal check as payment of the loan application fee. Prudential also imposes an annual charge as a loan maintenance fee for recordkeeping and other administrative services provided in connection with the loan. This charge is guaranteed not to increase during the term of any loan. This annualized loan maintenance charge will be pro rated based on the number of full months that the loan is outstanding and is generally deducted quarterly. Under certain Contracts, the loan maintenance fee will be deducted annually. With respect to Contracts other than the Small Plan Contract the loan maintenance charge will first be made against the Participant Account Value under the Guaranteed Interest Account (if available). If the Participant is not invested in the Guaranteed Interest Account, or if the Participant does not have enough money in such an option to pay the charge, the charge will then be made against any one or more of the Subaccounts in which the Participant is invested. With respect to the Small Plan Contract, the loan maintenance fee will be deducted pro rata from each of the Participant's Subaccounts.

MODIFIED PROCEDURES


Under certain Contracts, such as the Small Plan Contract, the Contractholder or a third party acting on their behalf provides record keeping services that would otherwise be performed by Prudential. Such Contracts may require procedures somewhat different than those set forth in this Prospectus. For example, such Contracts may require that contribution allocation requests, withdrawal requests, and/or transfer requests be directed to the Contract's record keeper rather than Prudential. The record-keeper is the Contractholder's agent, not Prudential's agent. Accordingly, transactions will be processed and priced as of the end of the Valuation Period in which Prudential receives appropriate instructions and/or funds from the record-keeper. Any such different procedures will be set forth in the Contract.


                          CHARGES, FEES AND DEDUCTIONS

ADMINISTRATIVE FEE AND ANNUAL ACCOUNT CHARGE


There is an administrative fee to reimburse Prudential for the expenses incurred in administering the Contracts. This includes such things as issuing the Contract, establishing and maintaining records, and providing reports to Contractholders and Participants. This fee is deducted daily from the assets in each of the Subaccounts at an effective annual rate of 0.85% for Contracts other than the Small Plan Contract, and at an effective annual rate of 1.05% for the Small Plan Contracts.



An annual account charge for recordkeeping and other administrative services is deducted pro rata from each Participant Account or is billed directly to the Employer. This annual account charge is payable to Prudential and, with respect to Contracts other than the Small Plan Contract, is made on the last Business Day of each calendar year as long as the Participant still has money invested in the Subaccounts and the Guaranteed Interest Account. With respect to the Small Plan Contract, the annual account charge is assessed either (i) quarterly, on or about 14 days after the end of each quarter or (ii) annually, on the last Business Day of the calendar year. With respect to Contracts other than the Small Plan Contract, the annual account charge will be pro rated for new Participants for the first year of their participation, based on the number of full months remaining in the calendar year after the first contribution is received. With respect to the Small Plan Contract, the annual account charge will not be prorated for new Participants. With respect to Contracts other than the Small Plan Contract, if a Participant Account is canceled before the end of the year, the charge will be made on the date that Participant Account is canceled (and the charge will not be pro rated if this occurs during the year in which the first contribution is made to the Participant Account). The annual account charge will not be made, however, upon the cancellation of a Participant Account to purchase an annuity under a Contract if the annuity becomes effective on January 1 of any year. After a cancellation, the Participant may again participate in the Contract only as a new Participant and will be subject to a new annual account charge.



For all Contracts, the aggregate annual account charge for each Participant will not be greater than $32. With respect to Contracts other than the Small Plan Contract the charge will first be made against the Participant Account Value under the Guaranteed Interest Account (if available). If the Participant is not invested in the Guaranteed Interest Account, or if the Participant does not have enough money in such an option to pay the charge, the charge will then be made against any one or more of the Subaccounts in which the Participant is invested. With respect to the Small Plan Contract, the aggregate annual account charge may be paid directly by the Participant's Employer, or may be deducted from a Participant's Account Value pro rata from each of the Participant's Subaccounts. Prudential may waive or eliminate the annual account charge under appropriate circumstances.


CHARGE FOR ASSUMING MORTALITY AND EXPENSE RISKS


A deduction is made daily from the assets of each of the Subaccounts to reimburse Prudential for assuming the risk that our estimates of longevity and of the expenses we expect to incur over the lengthy periods that the Contract may be in effect will turn out to be incorrect. The charge is made daily at an annual rate of 0.15% of the assets held in the Subaccounts for all of the Contracts.

EXPENSES INCURRED BY THE FUNDS

The charges and expenses of the Funds are indirectly borne by the Participants. Details about investment management fees and other Fund expenses are provided in the fee table and in the accompanying prospectuses for the Funds and the related statements of additional information.

WITHDRAWAL CHARGE


With respect to Contracts other than the Small Plan Contract, a withdrawal charge may be made upon full or partial withdrawals. The charge compensates Prudential for paying all of the expenses of selling and distributing the Contracts, including sales commissions, printing of prospectuses, sales administration, preparation of sales literature, and other promotional activities. No withdrawal charge is imposed whenever earnings are withdrawn.



With respect to Contracts other than the Small Plan Contract, the amount of the withdrawal charge imposed upon any withdrawal depends upon the number of years of a Participant's participation in the Contract, the year in which the withdrawal is made, and the kind of retirement arrangement that covers the Participant. Participation in the Contract begins upon the date when the first contribution on behalf of the Participant, along with enrollment information in a form satisfactory to Prudential, is received by Prudential. Such participation ends on the date when the Participant Account under the Contract is canceled. In the event of such cancellation, Prudential reserves the right to consider the Participant to be participating in the Contract for a limited time (currently about one year) for the purposes of calculating any withdrawal charge on the withdrawal of any future contributions.



The table below describes the maximum amount of the withdrawal charge deducted with respect to Contracts other than the Small Plan Contract.


                                                                      WITHDRAWAL CHARGE,
                 YEARS OF CONTRACT                                    AS A PERCENTAGE OF
                   PARTICIPATION                                    CONTRIBUTIONS WITHDRAWN
  First Year                                                                  5%
  Second Year                                                                 4%
  Third Year                                                                  3%
  Fourth Year                                                                 2%
  Fifth Year                                                                  1%
  Sixth Year and Subsequent                                                No charge


The withdrawal charge applicable to the Small Plan Contract is determined in a different manner from what is described in the preceding paragraphs. Under the Small Plan Contract, a Participant making a full or partial withdrawal does not pay the withdrawal charge indicated above. Instead, withdrawal charges under the Small Plan Contract are triggered only when the Employer to which the Contract was issued terminates the Contract in whole or in part. Under full termination of the Contract, the withdrawal charge would be assessed against the Employer based on the total value of contributions withdrawn under the terminated Contract. Under a partial termination of the Contract, the withdrawal charge is assessed only against those assets withdrawn by reason of a specified group, classification or type of employee leaving the Plan as a result of a corporate merger, restructuring, or other comparable employer-initiated event. For example, an Employer may sell a portion of its business that in turn requires that one-half of its employees commence work for new employer, under a new qualified retirement plan not covered under the Contract. The withdrawal charge would be assessed against the Employer based on the total value of contributions of affected employees withdrawn as a consequence of the partial termination. The Employer may pass this charge on to affected employees.



Each Participant's Account Value that is withdrawn in connection with such a full or partial Contract termination may be subject to a withdrawal charge. The amount of the withdrawal charge varies depending on the number of years that have elapsed since the Small Plan Contract became effective. Specifically, the withdrawal charge is equal to 5% of contributions withdrawn during the first year of the Contract and the charge declines by one percentage each year thereafter. After five complete years have elapsed from the effective date of the Small Plan Contract, no such withdrawal charge is deducted.

With respect to all Contracts, the proceeds received by a Participant upon any withdrawal will be reduced by the amount of any withdrawal charge. Also, at our discretion, we may reduce or waive withdrawal charges for certain classes of contracts (e.g., contracts exchanged from existing contracts).


LIMITATIONS ON WITHDRAWAL CHARGE


We will not impose a withdrawal charge upon contributions withdrawn to purchase an annuity, to provide a death benefit, pursuant to a systematic withdrawal plan generally, to provide a minimum distribution payment, or in cases of financial hardship or disability retirement as determined pursuant to provisions of the Employer's retirement arrangement. A withdrawal charge will not be imposed upon withdrawals attributable to roll-over contributions. Further, for all plans other than IRAs, no withdrawal charge is imposed upon contributions withdrawn due to resignation or retirement by the Participant or termination of the Participant by the Contractholder.


Contributions transferred among the Guaranteed Interest Account and the Subaccounts are considered to be withdrawals from the Guaranteed Interest Account or the Subaccount from which the transfer is made, but no withdrawal charge is imposed upon them. They will, however, be considered as contributions to the receiving Subaccount or Guaranteed Interest Account for purposes of calculating any charge imposed upon their subsequent withdrawal from that investment option.

Loans are considered to be withdrawals from the Subaccounts from which the loan amount was deducted but are not considered a withdrawal from the Contract. Therefore, no withdrawal charge is imposed upon them. The principal portion of any loan repayment, however, will be treated as a contribution to the receiving Subaccount for purposes of calculating any charge imposed upon any subsequent withdrawal. If the Participant defaults on the loan by, for example, failing to make required payments, the outstanding balance of the loan will be treated as a withdrawal for purposes of the withdrawal charge. The withdrawal charge will be withdrawn from the same Subaccounts, and in the same proportions, as the loan amount was withdrawn. If sufficient funds do not remain in those Subaccounts, the withdrawal charge will be withdrawn from the Participant's other Subaccounts and the Guaranteed Interest Account as well.

Prudential may impose withdrawal charges lower than those described above with respect to Participants under certain Contracts. These lower charges will reflect Prudential's anticipation that lower sales costs will be incurred, or less sales services will be performed, with respect to such Contracts due to economies arising from (1) the utilization of mass enrollment procedures or (2) the performance of sales functions, which Prudential would otherwise be required to perform, by the Contractholder, an Employer, or by a third party on their behalf or (3) an accumulated surplus of charges over expenses under a particular Contract. Generally, the withdrawal charge is lowered or waived depending on the amount of local service the Contractholder requires. In addition, the charge may be lowered if required by state law.

PREMIUM TAXES

Certain states and other jurisdictions impose premium taxes or similar assessments upon Prudential, either at the time contributions are made or when the Participant's Account Value is surrendered or applied to purchase an annuity. Prudential reserves the right to deduct an amount from contributions or the Participant's Account to cover such taxes or assessments, if any, when applicable. Not all states impose premium taxes on annuities; however, the rates in those that do currently range from 0.5% to 5%.

                               FEDERAL TAX STATUS

The following discussion is based on current law and interpretations which may change. The discussion is general in nature. It is not intended as tax advice, nor does it consider any applicable state or other tax laws. A qualified tax adviser should be consulted for complete information and advice. The following rules do not generally apply to annuity contracts held by or for non-natural persons (e.g., corporations). Where a Contract is held by a non-natural person, unless the Contractholder is a nominee or agent for a natural person (or in other limited circumstances), the contract will generally not be treated as an annuity for tax purposes.

TAXES ON PRUDENTIAL

The Discovery Account is not considered a separate taxpayer for purposes of the Code. As distinguished from most other registered investment companies--which are separate taxpayers--the earnings of the Subaccounts invested in the Funds are taxed as part of the income of Prudential. No charge is being made currently to those Subaccounts for company federal income taxes. Prudential will review periodically the question of a charge to the Subaccounts invested in the Funds for company federal income taxes attributable to the Contracts. Such a charge may be made in future years for any federal income taxes attributable to the Contracts.

QUALIFIED RETIREMENT ARRANGEMENTS USING THE CONTRACTS

The Contracts may be used in connection with qualified pension and profit sharing plans, plans established by self-employed persons ("Keogh plans"), simplified employee pension plans ("SEPs"), individual retirement plan accounts ("IRA's") and retirement programs for certain persons known as Section 403(b) annuity plans.


The Contracts may also be used in connection with individual retirement arrangements known as "Roth IRAs." Generally, contributions to a Roth IRA are subject to certain limits and are not deductible for Federal income tax purposes. Distributions are generally not taxable for Federal income tax purposes if they are made after attainment of age 59- 1/2 or for certain other reasons and if the individual had a Roth IRA in effect for at least five years.


The provisions of the Code that apply to the retirement arrangements that may be funded by the Contracts are complex and Participants are advised to consult a qualified tax adviser. In general, however, assuming that the requirements and limitations of the provisions of the Code applicable to the particular type of plan are adhered to by Participants and Employers, contributions made under a retirement arrangement funded by a Contract are deductible (or not includible in income) up to certain amounts each year. Further, under the retirement programs with which the Contracts may be used, Federal income tax currently is not imposed upon the investment income and realized gains earned by the Accounts and Subaccounts in which the contributions have been invested until a distribution or withdrawal is received. When a distribution or withdrawal is received, either as a lump sum, an annuity, or as regular payments in accordance with a systematic withdrawal arrangement, all or a portion of the distribution or withdrawal is normally taxable as ordinary income. In some cases, the tax on lump sum distributions may be limited by a special income-averaging rule. The effect of Federal income taxation depends largely upon the type of retirement plan and a generalized description, beyond that given here, is not particularly useful. Careful review of the provisions of the Code applicable to the particular type of plan is necessary.

As noted above, withdrawals or distributions are taxable. Furthermore, premature distributions or withdrawals may be subject to a penalty tax. Participants contemplating a withdrawal should consult a qualified tax adviser. In addition, Federal tax laws impose restrictions on withdrawals from Section 403(b) annuities. Distributions are subject to certain minimum distribution requirements.

The Contracts may be used in connection with deferred compensation plans that meet the requirements of Section 457 of the Code. The tax rules for such plans involve, among other things, limitations on contributions and minimum distribution requirements. Tax-exempt organizations or governmental employers considering the use of the Contracts to fund or otherwise provide deferred compensation to their employees should consult with a qualified tax adviser concerning the applicability of Section 457 to their plans as well as the specific requirements. Reference is also made to the discussion below of Section 72(u) of the Code which may be applicable in certain circumstances.

Subject to the exceptions discussed below with respect to Section 403(b) annuity plans and certain governmental or church plans, distributions from traditional IRA's, qualified retirement arrangements, and deferred compensation plans that meet the requirements of Section 457 of the Code, must begin by April 1 of the calendar year following the year in which the Participant attains age 70 1/2 or actual retirement, if later (the "Required Beginning Date"). Distributions from a Section 403(b) annuity plan attributable to benefits accruing after December 31, 1986 must begin by the Required Beginning Date. The Required Beginning Date for distributions from a governmental or church plan is the later of April 1 of the calendar year after the calendar year in which the Participant retires. In general, distributions that are made after the Required Beginning Date must be made in the form of an annuity for the life of the Participant or the lives of the Participant and his designated beneficiary, or over a period that is not longer than the life expectancy of the Participant or the life expectancies of the Participant and his designated beneficiary.

Distributions to beneficiaries are also subject to minimum distribution rules. If a Participant dies before his entire interest in his Participant Account has been distributed, his remaining interest must be distributed at least as rapidly as under the method of distribution being used as of the date of death. If the Participant dies before distributions have begun (or are treated as having begun) the entire interest in his Participant Account must be distributed by December 31 of the calendar year containing the fifth anniversary of the Participant's death. Alternatively, if there is a designated beneficiary, the designated beneficiary may elect to receive payments beginning no later than December 31 of the calendar year immediately following the year in which the Participant dies and continuing for the beneficiary's life or a period not exceeding the beneficiary's life expectancy (except that with respect to distributions from a deferred compensation plan subject to Section 457 of the Code, such period cannot exceed 15 years). Special rules apply to the spouse of a deceased Participant.

In addition to the above rules, with respect to a deferred compensation plan subject to Section 457 of the Code, any distribution that is payable over a period of more than one year can only be made in substantially non-increasing amounts no less frequently than annually.

An excise tax applies to Participants or beneficiaries who fail to make the minimum distribution in any calendar year.

NON-QUALIFIED ARRANGEMENTS USING THE CONTRACTS

The Contracts constitute variable annuity contracts. Accordingly, no tax should be payable by a Participant as a result of any increase in the value of his share of the investment income and realized gain earned by the Discovery Account or his Participant Account in which his accumulated premium payments are held. Generally, amounts are taxed when received, either as an annuity or as a withdrawal before the annuity starting date. For these purposes, loans against the Contracts or the pledging of the Contracts are treated as withdrawals.

Amounts withdrawn before the annuity starting date are treated for tax purposes first as being withdrawals of investment income, rather than withdrawals of premium payments, until all investment income earned by a Participant's Account or Subaccount has been withdrawn. Thus, a Participant will be taxed on the amount he withdraws before he starts receiving annuity payments to the extent that the cash value of his Contract, unreduced by the withdrawal charge, exceeds his premium payments.

In addition to the ordinary income tax, the Code further provides that premature withdrawals that are includible in income will be subject to a penalty tax. The amount of the penalty is 10 percent of the amount withdrawn that is includible in income. Some withdrawals will be exempt from the penalty. These include withdrawals (1) made on or after the date on which the Participant reaches age 59 1/2, (2) made on or after the death of the Participant, (3) attributable to the Participant becoming disabled (as defined in Code Section 72(m)), (4) in the form of level annuity payments under a lifetime annuity, or (5) in the form of substantially equal periodic payments (made at least annually) for the life expectancy of the Participant or the joint life expectancies of the Participant and his designated beneficiary.

Different tax rules apply to the receipt of annuity payments or regular payments in accordance with a systematic withdrawal arrangement by a Participant after the annuity starting date. A portion of each payment he receives under a Contract will be treated as a partial return of his post-tax premium payments, if any, and will not be taxable. The remaining portion of the payment will be taxed as ordinary income. Exactly how each payment is divided into taxable and nontaxable portions depends upon (i) the period over which annuity payments are expected to be received, which in turn is governed by the form of annuity selected and, where a lifetime annuity is chosen, by the life expectancy of the annuitant, payee or, in the case of a joint and survivor life annuity, payees, or (ii) whether you elect to have regular payments made in accordance with a systematic withdrawal plan over a fixed period of time or in fixed dollar amounts. Once a Participant has recovered all his premium payments, the balance of the annuity payments will be fully taxable.

Certain minimum distribution requirements apply in the case where the Participant dies before the entire interest in his annuity has been distributed. Further, certain transfers of an annuity for less than full compensation, e.g., certain gifts, will trigger tax on the gain in the Contract.

Special rules under Section 72(u) of the Code apply to the Contracts if held by a person who is not a natural person and if not covered by one of several exceptions. Under these rules, if a Contract is held by a corporation, partnership, trust or similar nonnatural person, the income on the Contract each year is treated as ordinary income received or accrued that year by the owner of the Contract. Income on the Contract is the excess of the sum of the net surrender value of the Contract at the end of the taxable year plus any amounts distributed for all years over the aggregate amount of premiums paid under the Contract minus premiums paid and amounts received under the Contract that have been included in income. Exceptions to these rules include contracts held by a nonnatural person as an agent for a natural person, contracts acquired by an estate by reason of the death of the Participant, contracts held under a qualified pension or profit sharing plan, a Section 403(b) annuity plan or individual retirement plan (see discussion above) or contracts which provide for immediate annuities.

WITHHOLDING

Generally, under a nonqualified annuity arrangement, or individual retirement account or individual retirement annuity, unless a Participant elects to the contrary, any amounts that are received under his Contract that Prudential reasonably believes are includible in gross income tax for tax purposes will be subject to withholding to meet Federal income tax obligations. In the absence of an election by a Participant that Prudential should not do so, it will withhold from every withdrawal or annuity payment the appropriate percentage of the amount of the payment that Prudential reasonably believes is subject to withholding. In addition, certain distributions from qualified plans under
Section 401 or Section 403(b) of the Code, which are not directly rolled over or transferred to another eligible qualified plan, are subject to a mandatory 20% withholding for Federal income tax. The 20% withholding requirement does not apply to: (a) distributions for the life or life expectancy of the Participant, or joint and last survivor expectancy of the Participant and a designated beneficiary; or (b) distributions for a specified period of ten years or more; or (c) distributions which are required as minimum distributions. Accordingly, a Participant would be well advised to check the Contractholder's retirement arrangement and consult with appropriate tax advisers regarding the current state of the law before making a withdrawal. Prudential will provide forms and instructions concerning withholding. However, amounts that are received under a Contract used in connection with a plan that is subject to Section 457 of the Code are treated as wages for Federal income tax purposes and are, thus, subject to general withholding requirements.

                              EFFECTING AN ANNUITY

Subject to the restrictions on withdrawals from tax-deferred annuities subject to Section 403(b) of the Code, and subject to the provisions of the retirement arrangement that covers him or her, a Participant may elect at any time to have all or a part of his or her interest in the Participant Account used to purchase a fixed dollar annuity under the Contracts. The Contracts do not provide for annuities that vary with the investment results of any Subaccount. Withdrawals from the Participant Account that are used to purchase a fixed dollar annuity under the Contracts become part of Prudential's General Account, which supports insurance and annuity obligations.

In electing to have an annuity purchased, the Participant may select from the forms of annuity described below, unless the retirement arrangement covering the Participant provides otherwise. The annuity is purchased on the first day of the month following receipt by Prudential of proper written notice on a form approved by Prudential that the Participant has elected to have an annuity purchased, or on the first day of any subsequent month that the Participant designates. The first monthly annuity payment generally will be made within one month of the date on which the annuity is purchased.

Under certain types of retirement arrangements, the Retirement Equity Act of 1984 requires that in the case of a married Participant, certain elections of payouts which are not qualified joint and survivor annuities must include the consent and signatures of the Participant and his spouse and must be notarized or witnessed by an authorized plan representative. A "qualified joint and survivor annuity" is an annuity for the Participant's lifetime with at least 50% of the amount payable to the Participant continued after the Participant's death to his or her spouse, if then living.

Once annuity payments begin, the annuitant cannot surrender his or her annuity benefit and receive a one sum payment in lieu thereof.

The following forms of annuity are available to Participants.

LIFE ANNUITY WITH PAYMENTS CERTAIN

This is an immediate annuity payable monthly during the lifetime of the annuitant with the guarantee that if, at the death of the annuitant, payments have been made for less than the period certain (which may be 60, 120, 180, or 240 months, as selected by the annuitant), they will be continued during the remainder of the selected period to his or her beneficiary.

ANNUITY CERTAIN

This is an immediate annuity payable monthly for a period certain which may be 60, 120, 180, or 240 months, as selected by the annuitant. If the annuitant dies during the period certain, payments in the same amount the annuitant was receiving will be continued to his or her beneficiary, but no further payments are payable after the end of the period certain.

JOINT AND SURVIVOR ANNUITY WITH PAYMENTS CERTAIN

This is an immediate annuity payable monthly during the lifetime of the annuitant with payments continued after his or her death to the contingent annuitant, if surviving, for the latter's lifetime. Until the selected number of payments certain have been paid, payments made to the contingent annuitant after the annuitant's death are the same as those the annuitant was receiving. Thereafter, the payments continued to the contingent annuitant will be a percentage of the monthly amount paid to the annuitant such as 33%, 50%, 66%, or 100% as selected by the annuitant (the amounts of each payment made to the annuitant will be lower as the percentage he or she selects to be paid to the contingent annuitant is higher). If both the annuitant and the contingent annuitant die during the period certain (which may be 60, 120, 180, or 240 months, as selected by the annuitant), payments will be continued during the remainder of the period certain to the properly designated beneficiary.

Other forms of annuity may be available under the Contracts. The retirement arrangement under which the Participant is covered may restrict the forms of annuity that a Participant may elect.

If the dollar amount of the first monthly annuity payment is less than the minimum amount specified in the Contract, or if the beneficiary is other than a natural person receiving payments in his or her own right, Prudential may elect to pay the commuted value of the unpaid payments certain in one sum.

PURCHASING THE ANNUITY

No withdrawal charge is deducted from contributions withdrawn to purchase an annuity. If, as a result of a withdrawal to purchase an annuity, the Participant Account has been reduced to zero, the full annual account charge is deducted, unless the annuity becomes effective on January 1 of any year. The resulting amount, less any applicable taxes on annuity considerations, is applied to the appropriate annuity purchase rate determined in accordance with the schedule in the Contract at the time the annuity is purchased. However, Prudential may determine monthly payments from schedules of annuity purchase rates providing for larger payments than the rates shown in the Contract.

The schedule of annuity purchase rates in a Contract is guaranteed by Prudential for ten years from the date the Contract is issued. If at any time after a Contract has been in effect for ten years, the schedule of annuity purchase rates is modified, the modification is also guaranteed for ten years. A change in the schedule of annuity purchase rates used for annuity certain with 180 payments or less, as described above will apply only to amounts added to a Participant Account after the date of change. A change in any other schedule will apply to all amounts in a Participant Account.

                               OTHER INFORMATION

MISSTATEMENT OF AGE OR SEX

If an annuitant's stated age or sex (except where unisex rates apply) or both are incorrect in the Certificate, we will change each benefit and the amount of each annuity payment to that which the total contributions would have bought for the correct age and sex. Also, we will adjust for the amount of any overpayments we have already made.

SALE OF THE CONTRACT AND SALES COMMISSIONS

Prudential Investment Management Services LLC ("PIMS"), a wholly-owned direct subsidiary of Prudential, acts as the principal underwriter of the Contract. PIMS was organized in 1996 under Delaware law, is registered as a broker and dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. PIMS' principal business address is 751 Broad Street, Newark, NJ 07102. The Contract is sold by registered representatives of PIMS who are also authorized by state insurance departments to do so. The maximum commission that will be paid to the broker-dealer to cover both the individual representative's commission and other distribution expenses will not exceed 3.0% of the purchase payment. In addition, trail commissions based on the size of the Contracts may be paid.

VOTING RIGHTS

As stated above, all of the assets held in the Subaccounts of the Discovery Account are invested in shares of the corresponding Funds. Prudential is the legal owner of those shares and as such has the right to vote on any matter voted on at any shareholders meetings of the Funds. However, as required by law, Prudential votes the shares of the Funds at any regular and special shareholders meetings the Funds are required to hold in accordance with voting instructions received from Participants. The Funds may not hold annual shareholders meetings when not required to do so under the laws of the state of their incorporation or the Investment Company Act of 1940. Fund shares for which no timely instructions from Participants are received, and any shares owned directly or indirectly by Prudential, are voted in the same proportion as shares in the respective portfolios for which instructions are received. Should the applicable federal securities laws or regulations, or their current interpretation, change so as to permit Prudential to vote shares of the Funds in its own right, it may elect to do so.

Generally, Participants may give voting instructions on matters that would be changes in fundamental policies and any matter requiring a vote of the shareholders of the Funds. With respect to approval of the investment advisory agreement or any change in a portfolio's fundamental investment policy, Participants participating in such portfolios will vote separately on the matter, pursuant to the requirements of Rule 18f-2 under the Investment Company Act of 1940.

The number of Fund shares for which a Participant may give instructions is determined by dividing the portion of the value of the Participant Account derived from participation in a Subaccount, by the value of one share in the corresponding portfolio of the applicable Fund. The number of votes for which you may give Prudential instructions is determined as of the record date chosen by the Board of the applicable Fund. We furnish you with proper forms and proxies to enable you to give these instructions. We reserve the right to modify the manner in which the weight to be given voting instructions is calculated where such a change is necessary to comply with current federal regulations or interpretations of those regulations.

Prudential may, if required by state insurance regulations, disregard voting instructions if such instructions would require shares to be voted so as to cause a change in the sub-classification or investment objectives of one or more of the Funds' portfolios, or to approve or disapprove an investment advisory contract for a Fund. In addition, Prudential itself may disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Funds' portfolios, provided that we reasonably disapprove such changes in accordance with applicable federal regulations. If we do disregard voting instructions, we will advise you of that action and our reasons for such action in the next annual or semi-annual report.

SUBSTITUTION OF FUND SHARES

Although Prudential believes it to be unlikely, it is possible that in the judgment of its management, one or more of the portfolios of the Funds may become unsuitable for investment by Contractholders and Participants. This may occur because of investment policy changes, tax law changes, the unavailability of shares for investment or at the discretion of Prudential. In that event, Prudential may seek to substitute the shares of another portfolio or of an entirely different mutual fund. Before this can be done, the approval of the SEC, and possibly one or more state insurance departments, will be required. Contractholders and Participants will be notified of such substitution.

PERFORMANCE INFORMATION

Performance information for the Subaccounts may appear in advertising and reports to current and prospective Contractholders and Participants. Performance information is based on historical investment experience of the Funds, adjusted to take charges under the Contract into account, and does not indicate or represent future performance.

Total returns are based on the overall dollar or percentage change in value of a hypothetical investment over a stipulated period, and assume a surrender of the Contract at the end of the period. Total return quotations reflect changes in unit values and the deduction of applicable charges including any applicable withdrawal charges.

A cumulative total return reflects performance over a stated period of time. An average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative total return if the performance had been constant over the entire period.

The Money Market Subaccount may advertise its current and effective yield. Current yield reflects the income generated by an investment in the Subaccount over a specified seven-day period. Effective yield is calculated in a similar manner except that income earned is assumed to be reinvested.

Reports or advertising may include comparative performance information, including, but not limited to: comparisons to market indices; comparisons to other investments; performance rankings; personalized illustrations of historical performance; and data presented by analysts or included in publications.

See PERFORMANCE INFORMATION in the Statement of Additional Information for recent performance information.

REPORTS TO PARTICIPANTS


Participants will be sent, at least annually, reports showing as of a specified date the number of units credited to them in the Subaccounts of the Discovery Account. Each Participant will also be sent annual and semi-annual reports for the applicable Funds.


STATE REGULATION

Prudential is subject to regulation by the Department of Banking and Insurance of the State of New Jersey as well as by the insurance departments of all the other states and jurisdictions in which it does business. Prudential must file an annual statement in a form promulgated by the National Association of Insurance Commissioners. This annual statement is reviewed and analyzed by the New Jersey Department, which makes an independent computation of Prudential's legal reserve liabilities and statutory apportionments under its outstanding contracts. New Jersey law requires a quinquennial examination of Prudential to be made. Examination involves an extensive audit including, but not limited to, an inventory check of assets, sampling techniques to check the performance by Prudential of its contracts and an examination of the manner in which divisible surplus has been apportioned and distributed to policyholders and Contractholders. This regulation does not involve any supervision or control over the investment policies of the Subaccounts or over the selection of investments for them, except for verification of the compliance of Prudential's investment portfolio with New Jersey law.

The laws of New Jersey also contain special provisions which relate to the issuance and regulation of contracts on a variable basis. These laws set forth a number of mandatory provisions which must be included in contracts on a variable basis and prohibit such contracts from containing other specified provisions. No variable contract may be issued for delivery in New Jersey prior to the written acknowledgment by the Department of Insurance of its filing. The Department may initially disapprove or subsequently withdraw approval of any contract if it contains provisions which are "unjust, unfair, inequitable, ambiguous, misleading, likely to result in misrepresentation or contrary to law." Approval can also be withheld or withdrawn if sales are solicited by communications which involve misleading or inadequate descriptions of the provisions of the contract.

In addition to the annual statement referred to above, Prudential is required to file with New Jersey and other states a separate statement with respect to the operations of all its variable contracts accounts, in a form promulgated by the National Association of Insurance Commissioners.

LEGAL PROCEEDINGS


On October 28, 1996, Prudential entered into a Stipulation of Settlement in a multidistrict proceeding involving allegations of various claims relating to Prudential's life insurance sales practices. (In re Prudential Insurance Company of America Sales Practices Litigation, D.N.J., MDL No. 1061, Master Docket No. 95-4704 (AMW)). On March 7, 1997, the United States District Court for the District of New Jersey approved the Stipulation of Settlement as fair, reasonable and adequate and later issued a Final Order and Judgment in the consolidated class actions before the court, 962 F.Supp. 450 (March 17, 1997, as amended April 14, 1997). The Court's Final Order and Judgment approving the class Settlement was appealed to the United States Court of Appeals for the Third Circuit, which upheld the District Court's approval of the Stipulation of Settlement on July 23, 1998. As of the date of this prospectus, no further appeal has been taken.


Pursuant to the Settlement, Prudential has agreed to and has begun to implement an Alternative Dispute Resolution ("ADR") process for class members who believe they were misled concerning the sale or performance of their life insurance policies. Management now has information which allows for computation of a reasonable estimate of losses associated with ADR claims. Based on this information, management estimated the cost of remedying policyholder claims in the ADR process before taxes to be approximately $2.05 billion. While management believes these to be reasonable estimates based on information currently available, the ultimate amount of the total cost of remedied policyholder claims is dependent on complex and varying factors, including actual claims by eligible policyholders, the relief options chosen and the dollar value of those options. There are also additional elements of the ADR process which cannot be fully evaluated at this time (e.g., claims which may be successfully appealed) which could increase this estimate.

In addition, a number of actions have been filed against Prudential by policyowners who have excluded themselves from the Settlement; Prudential anticipates that additional suits may be filed by other policyowners.

Also, on July 9, 1996, a Multi-State Life Insurance Task Force comprised of insurance regulators from 29 states and the District of Columbia, released a report on Prudential's activities. As of February 24, 1997, Prudential had entered into consent orders or agreements with all 50 states and the District of Columbia to implement a remediation plan, whose terms closely parallel the Settlement approved in the MDL proceeding, and agreed to a series of payments allocated to all 50 states and the District of Columbia amounting to a total of approximately $65 million. These agreements are now being implemented through Prudential's implementation of the class Settlement.

Litigation is subject to many uncertainties, and given the complexity and scope of these suits, their outcome cannot be predicted. It is also not possible to predict the likely result of any regulatory inquiries or their effect on litigation which might be initiated in response to widespread media coverage of these matters.

Accordingly, management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of all pending litigation and regulatory inquiries. It is possible that the results of operations or the cash flow of Prudential, in particular quarterly or annual periods, could be materially affected by an ultimate unfavorable outcome of certain pending litigation and regulatory matters. Management believes, however, that the ultimate outcome of all pending litigation and regulatory matters referred to above should not have a material adverse effect on Prudential's financial position, after consideration of applicable reserves.

YEAR 2000 COMPLIANCE

The benefits and services provided to the Contractholders by Prudential and PIMS depend on the smooth functioning of their respective computer systems. The year 2000, however, holds the potential for a significant disruption in the operation of these systems. Many computer programs cannot distinguish the year 2000 from the year 1900 because of the way in which dates are encoded. Left uncorrected, the year "00" could cause systems to perform date comparisons and calculations incorrectly that in turn could compromise the integrity of business records and lead to serious interruption of business processes.

Prudential, PIMS's ultimate corporate parent, identified this issue as a critical priority in 1995 and has established quality assurance procedures including a certification process to monitor and evaluate enterprise-wide conversion and upgrading of systems for "Year 2000" compliance. Prudential has also initiated an analysis of potential exposure that could result from the failure of major service providers such as suppliers, custodians and brokers, to achieve Year 2000 compliance. Prudential expects to complete its adaptation, testing and certification of software for Year 2000 compliance by December 31, 1998. During 1999, Prudential plans to conduct additional internal testing, to participate in securities industry-wide test efforts and to complete major service provider reviews, analysis and contingency planning.

The expenses of Prudential's Year 2000 compliance are allocated across its various businesses, including those businesses not engaged in providing services to Contractholders. Accordingly, while the expense is substantial in the aggregate, it is not expected to have a material impact on Prudential's abilities to meet its contractual commitments to Contractholders.

Prudential believes that it is well positioned to achieve the necessary modifications and mitigate Year 2000 risks. However, if such efforts are not completed on a timely basis, the Year 2000 issue could have a material adverse impact on Prudential's operations, those of its subsidiary and affiliate companies and/or the Discovery Account. Moreover, there can be no assurance that the measures taken by Prudential's external service providers will be sufficient to avoid any material adverse impact on Prudential's operations and those of its subsidiary and affiliate companies.

STATEMENT OF ADDITIONAL INFORMATION

The contents of the Statement of Additional Information include:

                                                                            PAGE
                                                                            ----
Definitions...............................................................     2
Other Contract Provisions.................................................     2
Administration............................................................     2
Performance Information...................................................     3
Directors of Prudential...................................................     9
Officers of Prudential....................................................    12
Sale of Contracts.........................................................    14
Legal Matters.............................................................    14
Experts...................................................................    14
Financial Statements of the Discovery Accounts............................   A-1
Consolidated financial statements of The Prudential Insurance Company of
  America and subsidiaries................................................   B-1

ADDITIONAL INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933, relating to the offering described in this Prospectus. This Prospectus does not include all of the information set forth in the registration statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may, however, be obtained from the SEC's principal office in Washington, D.C., upon payment of a prescribed fee.

Further information, including the Statement of Additional Information prepared by Prudential, may also be obtained from Prudential without charge. The addresses and telephone numbers are set forth on the cover page of this Prospectus.

    [ACCUMULATION UNIT VALUES AS OF 6/30/98 TO BE FURNISHED IN A SUBSEQUENT
                           POST-EFFECTIVE AMENDMENT]


                                                                        APPENDIX

                            ACCUMULATION UNIT VALUES
        THE PRUDENTIAL DISCOVERY SELECT GROUP VARIABLE CONTRACT ACCOUNT
                       (CONDENSED FINANCIAL INFORMATION)

                                                                           SUBACCOUNTS
                               ---------------------------------------------------------------------------------------------------
                               PRUDENTIAL                PRUDENTIAL                             PRUDENTIAL  PRUDENTIAL  PRUDENTIAL
                                 SERIES     PRUDENTIAL     SERIES     PRUDENTIAL   PRUDENTIAL     SERIES      SERIES      SERIES
                                  FUND     SERIES FUND      FUND     SERIES FUND   SERIES FUND     FUND        FUND        FUND
                                 MONEY     DIVERSIFIED   GOVERNMENT  CONSERVATIVE   FLEXIBLE    HIGH YIELD    STOCK       EQUITY
                                 MARKET        BOND        INCOME      BALANCED      MANAGED       BOND       INDEX       INCOME
                               ---------------------------------------------------------------------------------------------------
                                7/31/97*     7/31/97*     7/31/97*     7/31/97*     7/31/97*     7/31/97*    7/31/97*    7/31/97*
                                   TO           TO           TO           TO           TO           TO          TO          TO
                                12/31/97     12/31/97     12/31/97     12/31/97     12/31/97     12/31/97    12/31/97    12/31/97
                               ---------------------------------------------------------------------------------------------------
1. Beginning of period
    (rounded).................    $10.00        $10.00      $10.00        $10.00       $10.00      $10.00      $10.00      $10.00
2. End of period (rounded)....    $10.08        $10.07      $10.27        $10.03       $ 9.99      $10.37      $10.29      $10.48
3. Accumulation Units
    Outstanding at end of
    period....................       815           542          60           563        4,286       1,952       1,890       1,171
                               ---------------------------------------------------------------------------------------------------

                                                                            SUBACCOUNTS
                               -----------------------------------------------------------------------------------------------------
                               PRUDENTIAL  PRUDENTIAL  PRUDENTIAL                                           JANUS
                                 SERIES      SERIES      SERIES     AIM V.I.                  JANUS         ASPEN           MFS
                                  FUND        FUND        FUND     GROWTH AND   AIM V.I.      ASPEN     INTERNATIONAL    EMERGING
                                 EQUITY     JENNISON     GLOBAL      INCOME      VALUE       GROWTH        GROWTH         GROWTH
                               -----------------------------------------------------------------------------------------------------
                                7/31/97*    7/31/97*    7/31/97*    7/31/97*    7/31/97*    7/31/97*      7/31/97*       7/31/97*
                                   TO          TO          TO          TO          TO          TO            TO             TO
                                12/31/97    12/31/97    12/31/97    12/31/97    12/31/97    12/31/97      12/31/97       12/31/97
                               -----------------------------------------------------------------------------------------------------
1. Beginning of period
    (rounded).................    $10.00      $10.00      $10.00      $10.00      $10.00       $10.00         $10.00         $10.00
2. End of period (rounded)....    $10.12      $ 9.87      $ 8.95      $ 9.79      $ 9.89       $ 9.92         $ 9.44         $ 9.95
3. Accumulation Units
    Outstanding at end of
    period....................     2,907       3,111       1,576       1,122       1,738          462            942            470
                               -----------------------------------------------------------------------------------------------------

                                                                    SUBACCOUNTS
                               --------------------------------------------------------------------------------------
                                                                OCC                                        WARBURG
                                                 OCC       ACCUMULATION                  T. ROWE PRICE     PINCUS
                                   MFS      ACCUMULATION    TRUST SMALL   T. ROWE PRICE  INERNATIONAL   POST-VENTURE
                                RESEARCH    TRUST MANAGED       CAP       EQUITY INCOME      STOCK         CAPITAL
                               --------------------------------------------------------------------------------------
                                7/31/97*      7/31/97*       7/31/97*       7/31/97*       7/31/97*       7/31/97*
                                   TO            TO             TO             TO             TO             TO
                                12/31/97      12/31/97       12/31/97       12/31/97       12/31/97       12/31/97
                               --------------------------------------------------------------------------------------
1. Beginning of period
    (rounded).................     $10.00         $10.00         $10.00         $10.00         $10.00         $10.00
2. End of period (rounded)....     $ 9.67         $10.13         $10.20         $10.54         $ 8.92         $10.08
3. Accumulation Units
    Outstanding at end of
    period....................        779          2,135          2,781          1,704            216              5
                               --------------------------------------------------------------------------------------
* Commencement of Operations

        Discovery Select Group Retirement Annuity is a variable annuity issued by The Prudential Insurance Company of America, Newark, NJ.
   It is offered through these affiliated Prudential subsidiaries: Prudential
                            Securities Incorporated;
  Pruco Securities Corporation; Prudential Investment Management Services LLC.


                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                          3 Gateway Center, 12th Floor
                             Newark, NJ 07102-5096



                             PRUDENTIAL INVESTMENTS
                          3 Gateway Center, 12th Floor
                             Newark, NJ 07102-5096


                                     [LOGO]

             DISCOVERY SELECT-SM- is a service mark of Prudential.
                                                                          RS802B
                                                                   Cat 62M093P B
                                                                  DS.PR.001.0697

                   PART B
---------------------------------------------

                      STATEMENT OF ADDITIONAL INFORMATION



                                OCTOBER 6, 1998


                                DISCOVERY SELECT
                                ---------------
                            GROUP RETIREMENT ANNUITY

                                DISCOVERY SELECT
                        GROUP VARIABLE ANNUITY CONTRACTS
                                 ISSUED THROUGH

                     THE PRUDENTIAL DISCOVERY SELECT GROUP
                           VARIABLE CONTRACT ACCOUNT

The Prudential Insurance Company of America ("Prudential") offers the DISCOVERY SELECT-SM- Group Variable Annuity Contracts for use in connection with retirement arrangements that qualify for federal tax benefits under Sections 401, 403(b), 408 or 457 of the Internal Revenue Code of 1986 (the "Code") and with non-qualified annuity arrangements on a continuous basis. Contributions to the Contract made on behalf of a Participant may be invested in one or more of the twenty-two Subaccounts of The Prudential Discovery Select Group Variable Contract Account as well as the Guaranteed Interest Account. Each Subaccount is invested in a corresponding Portfolio of The Prudential Series Fund, Inc., AIM Variable Insurance Funds, Inc., Janus Aspen Series, MFS Variable Insurance Trust, OCC Accumulation Trust, T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc. and Warburg Pincus Trust.


This Statement of Additional Information is not a prospectus and should be read in conjunction with the prospectus, dated October 6, 1998. Certain portions of that October 6, 1998 prospectus are incorporated by reference into this Statement of Additional Information.

                               TABLE OF CONTENTS

                                                                                          PAGE
                                                                                          -----

DEFINITIONS..........................................................................           2

OTHER CONTRACT PROVISIONS............................................................           2
  ASSIGNMENT.........................................................................           2
  PARTICIPATION IN DIVISIBLE SURPLUS.................................................           2

ADMINISTRATION.......................................................................           2

PERFORMANCE INFORMATION..............................................................           3
  AVERAGE ANNUAL TOTAL RETURN........................................................           3
  NON-STANDARD TOTAL RETURN..........................................................           4
  PERFORMANCE INFORMATION............................................................           4
  TOTAL RETURN.......................................................................           4

DIRECTORS OF PRUDENTIAL..............................................................           9

OFFICERS OF PRUDENTIAL...............................................................          12

SALE OF CONTRACTS....................................................................          14

LEGAL MATTERS........................................................................          14

EXPERTS..............................................................................          14

FINANCIAL STATEMENTS OF THE DISCOVERY ACCOUNTS.......................................         A-1

CONSOLIDATED FINANCIAL STATEMENTS OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA AND
  SUBSIDIARIES.......................................................................         B-1

                             The Prudential Insurance Company of America


                             3 Gateway Center, 12th Floor
                             Newark, NJ 07102-5096
                             Telephone 1-800-458-6333

                                  DEFINITIONS


CONTRACTS--The group variable annuity contracts described in the Prospectus and offered for use in connection with retirement arrangements that qualify for federal tax benefits under Sections 401, 403(b), 408 or 457 of the Internal Revenue Code and with non-qualified annuity arrangements. One of such contracts is the Small Plan Contract described in the Prospectus.


FUNDS--The Portfolios of the Prudential Series Fund, Inc., AIM Variable Insurance Funds, Inc., Janus Aspen Series, MFS Variable Insurance Trust, OCC Accumulation Trust, T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc., and Warburg Pincus Trust.

PARTICIPANT--A person who makes contributions, or for whom contributions have been made, and to whom they remain credited under the Contract.

PARTICIPANT ACCOUNT--An account established for each Participant to record the amount credited to the Participant under the Contract.

PARTICIPANT ACCOUNT VALUE--The dollar amount held in a Participant Account.

PRUDENTIAL--The Prudential Insurance Company of America. "We," "us," or "our" means Prudential.

PRUDENTIAL DISCOVERY SELECT GROUP VARIABLE CONTRACT ACCOUNT--A separate account of Prudential registered under the Investment Company Act of 1940 as a unit investment trust (the "Discovery Account"), invested through its Subaccounts in shares of the corresponding Funds.

SUBACCOUNT--A division of the Discovery Account, the assets of which are invested in shares of the corresponding Funds.

                           OTHER CONTRACT PROVISIONS

ASSIGNMENT

Unless contrary to applicable law, the right to any payment under the Contract is neither assignable nor subject to the claim of any creditor.

PARTICIPATION IN DIVISIBLE SURPLUS


A mutual life insurance company differs from a stock life insurance company in that it has no stockholders who are the owners of the enterprise. Accordingly, a Contractholder of Prudential participates in the divisible surplus of Prudential, according to the annual determination of Prudential's Board of Directors as to the portion, if any, of the divisible surplus which has accrued on the Contracts. In the case of the Contracts described in the prospectus, any surplus determined to be payable as a dividend is credited to Participants. No assurance can be given as to the amount of divisible surplus, if any, that will be available for distribution under these Contracts in the future. As discussed in the Prospectus, Prudential is considering reorganizing itself into a stock company.


                                 ADMINISTRATION

The assets of each Subaccount of the Discovery Account are invested in a corresponding Fund. The prospectus and the statement of additional information of each Fund describe the investment management and administration of that Fund. Subject to Prudential's supervision, the investment advisory services provided to the Prudential Series Fund, Inc. by Prudential are furnished by its wholly-owned subsidiary, The Prudential Investment Corporation ("PIC"), pursuant to the service agreement between Prudential and PIC (the "Service Agreement") which provides that Prudential will reimburse PIC for its costs and expenses and, pursuant to a Subadvisory Agreement, by another wholly-owned subsidiary, Jennison Associates Capital Corp. ("Jennison"), with respect to the management of the Prudential Jennison Portfolio. Both PIC and Jennison are registered as investment advisers under the Investment Advisers Act of 1940.



Prudential generally is responsible for the administrative and recordkeeping functions of the Discovery Account and pays the expenses associated with them. These functions include enrolling Participants, receiving and allocating contributions, maintaining Participant Accounts, preparing and distributing confirmations, statements, and reports. The administrative and recordkeeping expenses borne by Prudential include salaries, rent, postage, telephone, travel, legal, actuarial and accounting fees, office equipment, stationery and maintenance of computer and other systems.



With respect to the Small Plan Contracts, Prudential has delegated certain of these administrative and recordkeeping functions to the Small Plan Contract Recordkeeper.


Prudential is reimbursed for these administrative and recordkeeping expenses by the annual account charge and the daily charge against the assets of each Subaccount for administrative expenses.


A daily charge is made which is equal to an effective annual rate of 0.85% of the net assets in each Subaccount (this charge is equal to 1.05% for Small Plan Contracts). All of this charge is for administrative expenses not covered by the annual account charge. During 1997 Prudential received $316 for administrative expenses and for providing management services. There is also an annual account charge for administrative expenses of not greater than $32 assessed against a Participant Account. During 1997 Prudential collected $173 in annual account charges.


A withdrawal charge is also imposed on certain withdrawals from the Subaccounts and the Guaranteed Interest Account. There were no withdrawal charges imposed in 1997.

                            PERFORMANCE INFORMATION

AVERAGE ANNUAL TOTAL RETURN

The Discovery Account may advertise average annual total return information calculated according to a formula prescribed by the U.S. Securities and Exchange Commission ("SEC"). Average annual total return shows the average annual percentage increase, or decrease, in the value of a hypothetical contribution allocated to a Subaccount from the beginning to the end of each specified period of time. The SEC standardized version of this performance information is based on an assumed contribution of $1,000 allocated to a Subaccount at the beginning of each period and full withdrawal of the value of that amount at the end of each specified period, giving effect to any withdrawal charge and all other charges and fees applicable under the Contract. This method of calculating performance further assumes that (i) a $1,000 contribution was allocated to a Subaccount and (ii) no transfers or additional payments were made. Premium taxes are not included in the term "charges" for purposes of this calculation. Average annual total return is calculated by finding the average annual compounded rates of return of a hypothetical contribution that would compare the Unit Value on the first day of the specified period to the ending redeemable value at the end of the period according to the following formula:

                               P(1 + T)(n) = ERV

Where T equals average annual total return, where ERV (the ending redeemable value) is the value at the end of the applicable period of a hypothetical contribution of $1,000 made at the beginning of the applicable period, where P equals a hypothetical contribution of $1,000, and where n equals the number of years.

NON-STANDARD TOTAL RETURN

In addition to the standardized average annual total return information described above, we may present total return information computed on bases different from that standardized method. The Discovery Account may present total return information computed on the same basis as the standardized method except that charges deducted from the hypothetical contribution will not include any withdrawal charge. Consistent with the long-term investment and retirement objectives of the Contract, this total return presentation assumes investment in the Contract continues beyond the period when the withdrawal charge applies. The total return percentage under this non-standardized method will be higher than that resulting from the standardized method.

The Discovery Account may also present actual aggregate total return figures for various periods, reflecting the cumulative change in value of an investment in the Discovery Account for the specified period.

PERFORMANCE INFORMATION


The tables below provide performance information for each Subaccount for specified periods ending June 30, 1998. This performance information is only for Contracts other than the Small Plan Contract. For the periods prior to the date the Subaccounts commenced operations, non-standard performance information for the Contracts will be calculated based on the performance of the Funds and the assumption that the Subaccounts were in existence for the same periods as those indicated for the Funds, with the level of Contract charges that were in effect at the inception of the Subaccounts (this is referred to as "hypothetical performance data"). This information does not indicate or represent future performance.


TOTAL RETURN

Total returns quoted in sales literature or advertisements reflect all aspects of a Subaccount's return. Average annual returns are calculated by determining the growth or decline in value of a hypothetical historical investment in the Subaccount over a stated period of time, and then calculating the annually compounded percentage rate that would have produced the same result if the rate of growth or decline had been constant over the period. Contractholders and Participants should recognize that average annual returns represent averaged returns rather than actual year-to-year performance.

The respective Funds in which the Subaccounts invest had performance history prior to the Subaccounts' inception. Non-standard performance information covering those periods reflects a hypothetical performance as if the Funds were available under the Discovery Account at that time, using the charges applicable to the Contracts.

           [TO BE FURNISHED IN A SUBSEQUENT POST-EFFECTIVE AMENDMENT]



Table 1 below assumes a hypothetical investment of $1,000 at the beginning of the period via the Subaccount investing in the applicable Fund and withdrawal of the investment on 6/30/98. The rates of return thus reflect the mortality and expense risk fee (the administrative fee, the withdrawal charge and a pro rata portion of the annual account charge). The performance shown below is only for Contracts other than the Small Plan Contract.


                                    TABLE 1
                            SUBACCOUNT STANDARDIZED
                          AVERAGE ANNUAL TOTAL RETURN


                    FUND                           DATE        7/31/97-
                  PORTFOLIO                    ESTABLISHED      6/30/98
---------------------------------------------  ------------    ---------
The Prudential Series Fund, Inc.
  Money Market Subaccount....................      6/24/97           %
  Diversified Bond Subaccount................      6/24/97
  Government Income Subaccount...............      6/24/97
  Conservative Balanced Subaccount...........      6/24/97
  Flexible Managed Subaccount................      6/24/97
  High Yield Bond Subaccount.................      6/24/97
  Stock Index Subaccount.....................      6/24/97
  Equity Income Subaccount...................      6/24/97
  Equity Subaccount..........................      6/24/97
  Prudential Jennison Subaccount.............      6/24/97
  Global Subaccount..........................      6/24/97
AIM Variable Insurance Funds, Inc.
  AIM V.I. Growth and Income Subaccount......      6/24/97
  AIM V.I. Value Subaccount..................      6/24/97
Janus Aspen Series
  Growth Subaccount..........................      6/24/97
  International Growth Subaccount............      6/24/97
MFS Variable Insurance Trust
  Emerging Growth Subaccount.................      6/24/97
  Research Subaccount........................      6/24/97
OCC Accumulation Trust (Note 2)
  Managed Subaccount.........................      6/24/97
  Small Cap Subaccount.......................      6/24/97
T. Rowe Price
  T. Rowe Price Equity Series, Inc., Equity
    Income Subaccount........................      6/24/97
  T. Rowe Price International Series, Inc.,
    International Stock Subaccount...........      6/24/97
Warburg Pincus Trust
  Post-Venture Capital Subaccount............      6/24/97


--------------
Note 1:  This table assumes deferred sales charges.

Note 2: Based on results of the Quest for Value Accumulation Trust and its predecessor. On September 16, 1994, an investment company which had commenced operations on August 1, 1988, then called Quest for Value Accumulation Trust (the "Old Trust"), was effectively divided into two investment funds--the Old Trust and the present Quest for Value Accumulation Trust (the "Present Trust")--at which time the Present Trust commenced operations.

           [TO BE FURNISHED IN A SUBSEQUENT POST-EFFECTIVE AMENDMENT]


Tables 2 and 3 below show annual average total return and cumulative total return, respectively, on the same assumptions as Table 1 except that the value in the Subaccount is not withdrawn at the end of the period or is withdrawn to effect an annuity. The rates of return shown below reflect the mortality and expense risk fee and the administrative fee, but do not reflect any withdrawal charges or the impact of a pro rata portion of the annual account charge. The performance shown in Tables 2 and 3 below is only for Contracts other than the Small Plan Contract.


                                    TABLE 2
                           SUBACCOUNT "HYPOTHETICAL"
               AVERAGE ANNUAL TOTAL RETURN ASSUMING NO WITHDRAWAL


                                                              ONE         THREE        FIVE          TEN        FROM DATE
                                                             YEAR         YEARS        YEARS        YEARS      ESTABLISHED
                   FUND                         DATE         ENDED        ENDED        ENDED        ENDED        THROUGH
                 PORTFOLIO                   ESTABLISHED    6/30/98      6/30/98      6/30/98      6/30/98       6/30/98
-------------------------------------------  -----------  -----------  -----------  -----------  -----------  -------------
The Prudential Series Fund, Inc.
  Money Market Subaccount..................     5/13/83             %            %            %            %             %
  Diversified Bond Subaccount..............     5/13/83
  Government Income Subaccount.............      5/1/89
  Conservative Balanced Subaccount.........     5/13/83
  Flexible Managed Subaccount..............     5/13/83
  High Yield Bond Subaccount...............     2/23/87
  Stock Index Subaccount...................    10/19/87
  Equity Income Subaccount.................     2/19/88
  Equity Subaccount........................     5/13/83
  Prudential Jennison Subaccount...........      5/1/95
  Global Subaccount........................     9/19/88
AIM Variable Insurance Funds, Inc.
  AIM V.I. Growth and Income Subaccount....      5/2/94
  AIM V.I. Value Subaccount................      5/5/93
Janus Aspen Series
  Growth Subaccount........................     9/13/93
  International Growth Subaccount..........      5/2/94
MFS Variable Insurance Trust
  Emerging Growth Subaccount...............     7/24/95
  Research Subaccount......................     7/24/95
OCC Accumulation Trust (Note 2)
  Managed Subaccount.......................      8/1/88
  Small Cap Subaccount.....................      8/1/88
T. Rowe Price
  T. Rowe Price Equity Series, Inc., Equity
    Income Subaccount......................     3/31/94
  T. Rowe Price International Series, Inc.,
    International Stock Subaccount.........     3/31/94
Warburg Pincus Trust
  Post-Venture Capital Subaccount..........     9/30/96


--------------

Note 1:  This table assumes no deferred sales charges.

Note 2: Based on results of the Quest for Value Accumulation Trust and its predecessor. On September 16, 1994, an investment company which had commenced operations on August 1, 1988, then called Quest for Value Accumulation Trust (the "Old Trust"), was effectively divided into two investment funds--the Old Trust and the present Quest for Value Accumulation Trust (the "Present Trust")--at which time the Present Trust commenced operations.

           [TO BE FURNISHED IN A SUBSEQUENT POST-EFFECTIVE AMENDMENT]


                                    TABLE 3
               SUBACCOUNT "HYPOTHETICAL" CUMULATIVE TOTAL RETURN
                             ASSUMING NO WITHDRAWAL


                                                                                                                  FROM DATE
                                                                ONE         THREE        FIVE          TEN        PORTFOLIO
                                                               YEAR         YEARS        YEARS        YEARS      ESTABLISHED
                    FUND                          DATE         ENDED        ENDED        ENDED        ENDED        THROUGH
                  PORTFOLIO                    ESTABLISHED    6/30/98      6/30/98      6/30/98      6/30/98       6/30/98
---------------------------------------------  -----------  -----------  -----------  -----------  -----------  -------------
The Prudential Series Fund, Inc.
  Money Market Subaccount....................     5/13/83             %            %            %            %             %
  Diversified Bond Subaccount................     5/13/83
  Government Income Subaccount...............      5/1/89
  Conservative Balanced Subaccount...........     5/13/83
  Flexible Managed Subaccount................     5/13/83
  High Yield Bond Subaccount.................     2/23/87
  Stock Index Subaccount.....................    10/19/87
  Equity Income Subaccount...................     2/19/88
  Equity Subaccount..........................     5/13/83
  Prudential Jennison Subaccount.............      5/1/95
  Global Subaccount..........................     9/19/88
AIM Variable Insurance Funds, Inc.
  AIM V.I. Growth and Income Subaccount......      5/2/94
  AIM V.I. Value Subaccount..................      5/5/93
Janus Aspen Series
  Growth Subaccount..........................     9/13/93
  International Growth Subaccount............      5/2/94
MFS Variable Insurance Trust
  Emerging Growth Subaccount.................     7/24/95
  Research Subaccount........................     7/24/95
OCC Accumulation Trust (Note 2)
  Managed Subaccount.........................      8/1/88
  Small Cap Subaccount.......................      8/1/88
T. Rowe Price
  T. Rowe Price Equity Series, Inc.,
    Equity Income Subaccount.................     3/31/94
  T. Rowe Price International Series, Inc.,
    International Stock Subaccount...........     3/31/94
Warburg Pincus Trust
  Post-Venture Capital Subaccount............     9/30/96


--------------

Note 1:  This table assumes no deferred sales charges.

Note 2: Based on results of the Quest for Value Accumulation Trust and its predecessor. On September 16, 1994, an investment company which had commenced operations on August 1, 1988, then called Quest for Value Accumulation Trust (the "Old Trust"), was effectively divided into two investment funds--the Old Trust and the present Quest for Value Accumulation Trust (the "Present Trust")--at which time the Present Trust commenced operations.

MONEY MARKET SUBACCOUNT YIELD

The "yield" and "effective yield" figures for the Money Market Subaccount shown below were calculated using historical investment returns of the Money Market Portfolio of the Prudential Series fund. All fees, expenses and charges associated with the DISCOVERY SELECT Group Annuity and the Series Fund have been reflected.


The "yield" and "effective yield" of the Money Market Subaccount for the seven days ended June 30, 1998 were 4.29% and 4.38%, respectively, with respect to Contracts other than the Small Plan Contract.


The yield is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit of the Money Market Subaccount at the beginning of the period, subtracting a hypothetical charge reflecting deductions from contract owner accounts, and dividing the difference by the value of the subaccount at the beginning of the base period to obtain the base period return, and then multiplying the base period return by (365/7), with the resulting figure carried to the nearest ten-thousandth of 1%.

The deduction referred to above consists of the 0.15% charge for mortality and expense risks and the 0.85% charge for administration. It does not reflect the withdrawal charge.

The effective yield is obtained by taking the base period return, adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula: Effective Yield -- ((base period return +1) 365 DIVIDED BY 7)-1.

The yield on amounts held in the Money Market Subaccount will fluctuate on a daily basis. Therefore, the stated yields for any given period are not an indication of future yields.

COMPARATIVE PERFORMANCE INFORMATION

Reports or advertising may include comparative performance information, including, but not limited to: (1) comparisons to market indices such as the Dow Jones Industrial Average, the Standard & Poor's 500 Index, the Value Line Composite Index, the Russell 2000 Index, the Morgan Stanley World Index, the Lehman Brothers bond indices; (2) comparisons to other investments, such as certificates of deposit; (3) performance rankings assigned by services such as Morningstar, Inc. and Variable Research and Data Services (VARDS), and Lipper Analytical Services, Inc.; (4) data presented by analysts such as Dow Jones, A.M. Best, The Bank Rate Monitor National Index; and (5) data in publications such as The Wall Street Journal, Times, Forbes, Barrons, Fortune, Money Magazine, and Financial World.

                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                                   DIRECTORS

FRANKLIN E. AGNEW -- Director since 1994 (current term expires April, 2000). Member, Committee on Dividends; Member, Finance Committee; Member Corporate Governance Committee. Business consultant since 1987. Senior Vice President, H.J. Heinz from 1971 to 1986. Mr. Agnew is also a director of Bausch & Lomb, Inc. John Wiley & Sons, Inc. and Erie Plastics Corporation. Age 63. Address: 600 Grant Street, Suite 660, Pittsburgh, PA 15219.

FREDERICK K. BECKER -- Director since 1994 (current term expires April, 1999). Member, Auditing Committee, Member, Committee on Business Ethics; Member, Corporate Governance Committee. President, Wilentz Goldman and Spitzer, P.A. (law firm) since 1989, with firm since 1960. Age 62. Address: 90 Woodbridge Center Drive, Woodbridge, NJ 07095.


GILBERT F. CASELLAS -- Director since 1998 (current term expires April 2002). Partner, McConnell Valdes, LLP since 1998. Chairman, U.S. Equal Employment Opportunity Commission from 1994 to 1998. General Counsel, Department of Air Force from 1993 to 1994. Mr. Casellas is also a director of the American Arbitration Association and the Puerto Rican Legal Defense & Education Fund. Age
46. Address: 1717 Pennsylvania Avenue, NW, Suite 625, Washington, DC 20006.


JAMES G. CULLEN -- Director since 1994 (current term expires April, 2001). Member, Compensation Committee; Member, Committee on Business Ethics. President & Chief Executive Officer, Telecom Group, Bell Atlantic Corporation, since 1997. Vice Chairman, Bell Atlantic Corporation from 1995 to 1997. President, Bell Atlantic Corporation from 1993 to 1995. Mr. Cullen is also a director of Bell Atlantic Corporation and Johnson & Johnson. Age 55. Address: 1310 North Court House Road, 11th Floor, Alexandria, VA 22201.

CAROLYNE K. DAVIS -- Director since 1989 (current term expires April, 2001). Member, Finance Committee; Member Committee on Business Ethics; Member, Compensation Committee. Independent Health Care Advisor. National and International Health Care Advisor, Ernst & Young, LLP from 1985 to 1997. Dr. Davis is also a director of Beckman Instruments, Inc., Merck & Co., Inc., Science Applications International Corporation, Minimed Incorporated, and Beverley Enterprises. Age 65. Address: 751 Broad Street, 23rd Floor, Newark, NJ 07102.

ROGER A. ENRICO -- Director since 1994 (current term expires April, 2002). Member, Committees on Nominations & Corporate Governance; Member, Compensation Committee. Chairman and Chief Executive Officer, PepsiCo, Inc. since 1996. Originally with PepsiCo, Inc. since 1971. Mr. Enrico is also a director of A.M. Belo Corporation and Dayton Hudson Corporation. Age 53. Address: 700 Anderson Hill Road, Purchase, NY 10577.

ALLAN D. GILMOUR -- Director since 1995 (current term expires April, 1999). Member, Finance Committee; Member, Committee on Dividends. Retired since 1995. Vice Chairman, Ford Motor Company, from 1993 to 1995. Mr. Gilmour originally joined Ford in 1960. Mr. Gilmour is also a director of Whirlpool Corporation, USWest, Inc., The Dow Chemical Company and DTE Energy Company. Age 63. Address:
751 Broad Street, 23rd Floor, Newark, NJ 07102.

WILLIAM H. GRAY, III -- Director since 1991 (current term expires April, 2000). Member, Executive Committee; Member, Finance Committee; Chairman, Committees on Nominations & Corporate Governance. President and Chief Executive Officer, The College Fund/UNCF since 1991. Mr. Gray served in Congress from 1979 to 1991. Mr. Gray is also a director of Chase Manhattan Corporation, The Chase Manhattan Bank, Lotus Development Corporation, Municipal Bond Investors Assurance Corporation, Rockwell International Corporation, Union-Pacific Corporation, Warner-Lambert Company, Westinghouse Electric Corporation, and Electronic Data Systems. Age 56. Address: 8260 Willow Oaks Corp. Drive, Fairfax, VA 22031-4511.

JON F. HANSON -- Director since 1991 (current term expires April, 2003). Member, Finance Committee; Member, Committee on Dividends. Chairman, Hampshire Management Company since 1976. Mr. Hanson is also a director of United Water Resources, Orange & Rockland Utilities, Inc., and Consolidated Delivery and Logistics. Age 61. Address: 235 Moore Street, Suite 200, Hackensack, NJ 07601.

GLEN H. HINER, JR. -- Director since 1997. (current term expires April, 2001). Member, Compensation Committee. Chairman and Chief Executive Officer, Owens Corning since 1991. Senior Vice President and Group Executive, Plastics Group, General Electric Company from 1983 to 1991. Mr Hiner is also a director of Dana Corporation. Age 64. Address: One Owens Corning Parkway, Toledo, OH 43659.

CONSTANCE J. HORNER -- Director since 1994 (current term expires April, 2002). Member, Auditing Committee; Member, Committees on Nominations & Corporate Governance. Guest Scholar, The Brookings Institution since 1993. Ms. Horner is also a director of Foster Wheeler Corporation, Ingersoll-Rand Corporation, and Pfizer, Inc. Age 55. Address: 1775 Massachusetts Ave., N.W. Washington, D.C. 20036-2188.

GAYNOR N. KELLEY -- Director since 1997 (current term expires April, 2001). Member, Auditing Committee. Retired since 1996. Former Chairman and Chief Executive Officer, The Perkins Elmer Corporation from 1990 to 1996. Mr. Kelley is also a director of Hercules Incorporated, Arrow Electronics, Inc., and Alliant Techsystems. Age 66. Address: 751 Broad Street, 23rd Floor, Newark, NJ 07102-3777.

BURTON G. MALKIEL -- Director since 1978 (current term expires April, 2002). Chairman, Finance Committee; Member, Executive Committee; Member, Committee on Dividends. Professor of Economics, Princeton University, since 1988. Dr. Malkiel is also a director of Banco Bilbao Vizcaya, Baker Fentress & Company, The Jeffrey Company. The Southern New England Telecommunications Company, and Vanguard Group, Inc. Age 65. Address: Princeton University, 110 Fisher Hall, Prospect Avenue, Princeton, NJ 08544-1021.

ARTHUR F. RYAN -- Chairman of the Board, President and Chief Executive Officer of Prudential since 1994. President and Chief Operating Officer, Chase Manhattan Corp. from 1990 to 1994, with Chase since 1972. Age 55. Address: 751 Broad Street, Newark, NJ 07102.

IDA F.S. SCHMERTZ -- Director since 1997 (current term expires April, 2004). Member, Finance Committee. Principal, Investment Strategies International since 1994. Age 63. Address: 751 Broad Street, 23rd Floor, Newark, NJ 07102.

CHARLES R. SITTER -- Director since 1995 (current term expires April, 1999). Member, Finance Committee; Member, Committee on Dividends. Retired since 1996. President, Exxon Corporation from 1993 to 1996. Mr. Sitter began his career with Exxon in 1957. Age 67. Address: 5959 Las Colinas Boulevard, Irving, TX 75039-2298.

DONALD L. STAHELI -- Director since 1995 (current term expires April, 1999). Member, Compensation Committee; Member, Auditing Committee. Retired since 1997. Chairman and Chief Executive Officer, Continental Grain Company from 1994 to 1997. President and Chief Executive Officer, Continental Grain Company from 1988 to 1994. Mr. Staheli is also director of Bankers Trust Company and Bankers Trust New York Corporation. Age 66. Address: 39 Locust Street, Suite 204, New Canaan, CT 06840.

RICHARD M. THOMSON -- Director since 1976 (current term expires April, 2000). Chairman, Executive Committee; Chairman, Compensation Committee; Member, Committee on Nominations & Corporate Governance. Chairman of the Board, The Toronto-Dominion Bank since 1997. Chairman and Chief Executive Officer from 1978 to 1997. Mr. Thomson is also a director of

CGC, Inc., INCO, Limited, S.C. Johnson & Son, Inc., The Thomson Corporation, and Canadian Occidental Petroleum, Ltd. Age 64. Address: P.O. Box 1,
Toronto-Dominion Centre, Toronto, Ontario, M5K 1A2, Canada.

JAMES A. UNRUH -- Director since 1996 (current term expires April, 2000). Member, Compensation Committee. Retired since 1997. Chairman and Chief Executive Officer, Unisys Corporation, from 1990 to 1997. Mr. Unruh is also a director of Ameritech Corporation. Age 55. Address: Two Bala Plaza, Suite 300, Bala Cynwyd, PA 19004.

P. ROY VAGELOS, M.D. -- Director since 1989 (current term expires April, 2001). Chairman, Auditing Committee; Member, Executive Committee; Member, Committees on Nominations & Corporate Governance. Chairman, Regeneron Pharmaceuticals since 1995. Chairman and Chief Executive Officer, Merck & Co., Inc. from 1986 to 1994. Dr. Vagelos is also a director of The Estee Lauder Companies, Inc. and PepsiCo., Inc. Age 68. Address: One Crossroads Drive, Building A, 3rd Floor, Bedminster, NJ 07921.

STANLEY C. VAN NESS -- Director since 1990 (current term expires April, 2002). Chairman, Committee on Business Ethics; Member, Executive Committee; Member, Auditing Committee. Counselor at Law, Picco Herbert Kennedy (law firm) from 1990. Mr. Van Ness is also a director of Jersey Central Power & Light Company. Age 63. Address: 22 Chambers Street, Princeton, NJ 08542.

PAUL A. VOLCKER -- Director since 1988 (current term expires April, 2000). Chairman, Committee on Dividends; Member, Executive Committee; Member, Committee on Nominations & Corporate Governance. Consultant since 1996. Chairman, James D. Wolfensohn, Inc. from 1988 to 1996. Chief Executive Officer, James D. Wolfensohn, Inc. from 1995 to 1996. Mr. Volcker is also a public member of the Board of Governors of the American Stock Exchange, a member of the Board of Overseers of TIAA-CREF, and a director of Nestle, S.A., UAL Corporation, and Bankers Trust New York Corporation. Age 70, Address: 610 Fifth Avenue, Suite 420, New York, NY 10020.

JOSEPH H. WILLIAMS -- Director since 1994 (current term expires April, 2002). Member, Committee on Dividends; Member, Auditing Committee. Director, The Williams Companies since 1971. Chairman & Chief Executive Officer, The Williams Companies from 1979 to 1993. Mr. Williams is also a director of Flint Industries, The Orvis Company, and MTC Investors, LLC. Age 64. Address: One Williams Center, Tulsa, OK 74102.

                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                               PRINCIPAL OFFICERS

ARTHUR F. RYAN -- Chairman, President and Chief Executive Officer since 1994; prior to 1994, President and Chief Operating Officer, Chase Manhattan Corporation, New York, NY. Age 55.

E. MICHAEL CAULFIELD -- Chief Executive Officer, Prudential Investments since 1996; Chief Executive Officer, Money Management Group from 1995 to 1996; prior to 1995, President, Prudential Preferred Financial Services. Age 51.

MICHELE S. DARLING -- Executive Vice President Human Resources since 1997; prior to 1997, Executive Vice President, Canadian Imperial Bank of Commerce, Toronto, Canada. Age 44.

ROBERT C. GOLDEN -- Executive Vice President Corporate Operations and Systems since 1997; prior to 1997, Executive Vice President, Prudential Securities, New York, NY. Age 51.

MARK B. GRIER -- Executive Vice President, Financial Management since 1997; Chief Financial Officer from 1995 to 1997; prior to 1995, Executive Vice President, Chase Manhattan Corporation, New York, NY. Age 44.

RODGER A. LAWSON -- Executive Vice President, Marketing and Planning since 1996; President and CEO, Van Eck Global, New York, NY, from 1994 to 1996; prior to 1994, President and CEO, Global Private Banking, Bankers Trust Company, New York, NY. Age 50.

JOHN V. SCICUTELLA -- Chief Executive Officer, Individual Insurance Group since 1997; Executive Vice President Operations and Systems from 1995 to 1997; prior to 1995, Executive Vice President, Chase Manhattan Corporation. Age 48.

JOHN R. STRANGFELD -- Executive Vice President, Private Asset Management Group
(PAMG) since 1998; President, PAMG, from 1996 to 1998; prior to 1996, Senior Managing Director. Age 44.

R. BROCK ARMSTRONG -- Senior Vice President, Individual Insurance Development since 1997; prior to 1997, Executive Vice President, London Life Insurance Company, London, Canada. Age 50.

JAMES J. AVERY, JR. -- Senior Vice President & Chief Actuary since 1997; President Prudential Select from 1995 to 1997; prior to 1995, Chief Financial Officer, Prudential Select. Age 46.

MARTIN A. BERKOWITZ -- Senior Vice President and Comptroller since 1995; prior to 1995, Senior Vice President and CFO, Prudential Investment Corporation. Age 48.

WILLIAM M. BETHKE -- Chief Investment Officer since 1997; prior to 1997, Senior Vice President. Age 50.

RICHARD J. CARBONE -- Senior Vice President and Chief Financial Officer since 1997. Controller, Salomon Brothers, New York, NY, from 1995 to 1997; prior to 1995, Controller, Bankers Trust, New York, NY. Age 50.

LEO J. CORBETT -- Senior Vice President, Individual Insurance Marketing since 1997; prior to 1997, Managing Director, Lehman Brothers, New York, NY. Age 49.

MARK R. FETTING -- President, Prudential Retirement Services since 1996; prior to 1996, President, Prudential Defined Contribution Services. Age 43.

WILLIAM D. FRIEL -- Senior Vice President and Chief Information Officer since 1993. Age 59.

JONATHAN M. GREENE -- President, Investment Management since 1996; prior to 1996, Vice President, T. Rowe Price, Baltimore, MD. Age 54.

JEAN D. HAMILTON -- President, Diversified Group since 1995; prior to 1995, President, Prudential Capital Group. Age 51.

RONALD P. JOELSON -- Senior Vice President, Guaranteed Products since 1997; President, Prudential Investments Guaranteed Products from 1996 to 1998; prior to 1996, Managing Director, Enterprise Planning Unit. Age 40.

IRA J. KLEINMAN -- Executive Vice President, International Insurance Group, since 1997; prior to 1997, Senior Vice President. Age 51.

NEIL A. MCGUINNESS -- Senior Vice President, Marketing, Prudential Investments, since 1996; prior to 1996, Managing Director, Putnam Investments, Boston, MA. Age 51.

PRISCILLA A. MYERS -- Senior Vice President, Audit, Compliance and Investigation since 1995. Vice President and Auditor from 1989 to 1995. Age 48.

RICHARD O. PAINTER -- President, Prudential Insurance & Financial Services since 1995; prior to 1995, Senior Vice President, New York Life, New York, NY. Age 50.

I. EDWARD PRICE -- Senior Vice President and Actuary since 1995; prior to 1995, Chief Executive Officer, Prudential International Insurance. Age 55.

KIYOFUMI SAKAGUCHI -- President, International Insurance Group since 1995; prior to 1995, Chairman and CEO, The Prudential Life Insurance Co., Ltd., Japan. Age 55.

BRIAN M. STORMS -- President, Mutual Funds and Annuities, Prudential Investments since 1996; prior to 1996, Managing Director, Fidelity Investments, Boston. Age 43.

ROBERT J. SULLIVAN -- Senior Vice President, Sales, Prudential Investments since 1997; prior to 1997, Managing Director, Fidelity Investments, Boston. Age 59.

SUSAN J. BLOUNT -- Vice President and Secretary since 1995; prior to 1995, Assistant General Counsel. Age 40.

C. EDWARD CHAPLIN -- Vice President and Treasurer since 1995; prior to 1995, Managing Director and Assistant Treasurer. Age 41.

                             SALE OF THE CONTRACTS


Prudential offers the Contracts on a continuous basis through Corporate Office, regional home office and group sales office employees in those states in which the Contracts may be lawfully sold. It may also offer the Contracts through licensed insurance brokers and agents, or through appropriately registered direct or indirect subsidiary(ies) of Prudential, provided clearances to do so are obtained in any jurisdiction where such clearances may be necessary. During 1998, Prudential received $-0- as deferred sales charges and credited $35,986.95 to other broker-dealers in connection with the sale of the contracts.


                                 LEGAL MATTERS

All matters relating to New Jersey law pertaining to the Contracts, including the validity of the Contracts and Prudential's authority to issue the Contracts, have been passed upon by Peter T. Scott, Assistant General Counsel of Prudential. Shea and Gardner of Washington, D.C. has provided advice on certain matters relating to the federal securities laws.

                                    EXPERTS


The financial statements in this registration statement for the years ended December 31, 1997 and December 31, 1996 have been audited by
                           , independent accountants, as stated in their report
appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.



The financial statements in this report for year ended December 31, 1995 have
been audited by                      , independent auditors, as stated in their
reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


                              FINANCIAL STATEMENTS


          [TO BE FURNISHED IN A SUBSEQUENT POST-EFFECTIVE AMENDMENT].

                                     PART C
                               OTHER INFORMATION

Item 24.  FINANCIAL STATEMENTS AND EXHIBITS

          (a)  THE FOLLOWING FINANCIAL STATEMENTS ARE INCLUDED IN PART
               B:

               [To be furnished in a subsequent Post-Effective
               Amendment]

          (b)  EXHIBITS

               1. Resolution adopted by the Board of Directors of The Prudential Insurance Company of America on
                    February 11, 1997 establishing the Prudential
                    Discovery Select Group Variable Contract Account
                    (the "Discovery Account").

               2.   Not applicable.

               3(a). Principal Underwriting Contract.

               3(b). Broker-dealer sales agreement.

               4(a). Form of Group Annuity Contract offered by The
                    Prudential Insurance Company of America.

               4(b). Form of Group Annuity Contract offered to small
                    401(k) plans by The Prudential Insurance Company of America.

               5(a). Not applicable.

               5(b). Form of Participant enrollment form (including
                    acknowledgment of restrictions on redemption imposed by I.R.C. Section 403(b)).

               6. Copy of certificate of incorporation and by-laws of The Prudential Insurance Company of America.

               7.   Not applicable.

               8(a). Participation Agreement between The Prudential
                    Insurance Company of America and AIM Variable
                    Insurance Funds, Inc.

               8(b). Participation Agreement between The Prudential
                    Insurance Company of America and T. Rowe Price
                    Equity Series, Inc.

               8(c). Participation Agreement between The Prudential
                    Insurance Company of America and Janus Aspen
                    Series.

               8(d). Participation Agreement between The Prudential
                    Insurance Company of America and MFS Variable
                    Insurance Trust.

               8(e). Participation Agreement between The Prudential
                    Insurance Company of America and OCC Accumulation
                    Trust.

               8(f). Participation Agreement between The Prudential
                    Insurance Company of America and Warburg Pincus
                    Trust.

               8(g). Retirement Plan Services Outsourcing Agreement
                    between The Prudential Insurance Company of
                    America and BISYS Plan Services, L.P.

               9.   Consent and opinion of Peter T. Scott, Assistant
                    General Counsel, The Prudential Insurance Company of America, as to the legality of the securities being registered.

               10(a). Consent of                           Independent
                    Accountant
                    [To be furnished in a subsequent Post-Effective
                    Amendment]

               10(b). Consent of Shea & Gardner.

               10(c). Powers of Attorney for Franklin Agnew, Frederick
                    Becker, Martin Berkowitz, Richard Carbone, James
                    Cullen, Carolyne Davis, Roger Enrico, Allan
                    Gilmour, William Gray, Jon Hanson, Glen Hiner,
                    Constance Horner, Gaynor Kelley, Burton Malkiel,
                    Arthur Ryan, Ida Schmertz, Charles Sitter, Donald
                    Staheli, Richard Thomson, James Unruh, P. Roy
                    Vagelos, Stanley Van Ness, Paul Volcker, Joseph
                    Williams.

               10(d). Consent of                     Independent Auditor
                    [To be furnished in a subsequent Post-Effective
                    Amendment]

               11.  Not applicable.

               12.  Not applicable.

               13.  Schedule for Computation of Performance
                    Calculations.
                    [To be furnished in a subsequent Post-Effective
                    Amendment]

Item 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

                    Information about the Directors and Executive
                    Officers of Prudential, Registrant's depositor, appears under the heading of "Directors and Officers of Prudential" in the Statement of Additional information (Part B of this Registration Statement).



Item 26.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE
          DEPOSITOR OR REGISTRANT

Registrant is a separate account of The Prudential Insurance Company of America, a mutual life insurance company organized under the laws of the State of New Jersey. The subsidiaries of Prudential and short descriptions of each are listed under Item 25 to Post-Effective
Amendment No. 34 to the Form N-1A Registration Statement for The
Prudential Series Fund, Inc., Registration No. 2-80896, filed April
24, 1998, the text of which is hereby incorporated.

In addition to the subsidiaries shown on the Organization Chart, Prudential holds all of the voting securities of Prudential's
Gibraltar Fund, Inc., a Maryland corporation, in three of its separate accounts. Prudential also holds directly and in three of its separate accounts, shares of The Prudential Series Fund, Inc., a Maryland corporation. The balance of the shares of The Prudential Series Fund, Inc. are held in separate accounts of Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey, wholly-owned subsidiaries of Prudential. All of the separate accounts referred to above are unit investment trusts registered under the Investment Company Act of 1940.
Prudential's Gibraltar Fund, Inc. and The Prudential Series Fund, Inc.
are registered as open-end, diversified management

investment companies under the Investment Company Act of 1940. The shares of these investment companies are voted in accordance with the instructions of persons having interests in the unit investment trusts, and Prudential, Pruco Life Insurance Company and Pruco Life
Insurance Company of New Jersey vote the shares they hold directly in the same manner that they vote the shares that they hold in their separate accounts.

Registrant may also be deemed to be under common control with The
Prudential Variable Contract Account-2, The Prudential Variable
Contract Account-10, and The Prudential Variable Contract Account-11, separate accounts of Prudential registered as open-end, diversified management investment companies under the Investment Company Act of 1940.

Prudential is a mutual insurance company. Its financial statements have been prepared in conformity with generally accepted accounting principles, which include statutory accounting practices prescribed or permitted by state regulatory authorities for insurance companies.

Item 27.  NUMBER OF CONTRACTHOLDERS

As of August 7, 1998 there were 195 Contractholders of qualified
Contracts offered by the Registrant, and -0- Contractholders of non-qualified Contracts offered by the Registrant.

Item 28.  INDEMNIFICATION

The Registrant, in conjunction with certain affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.

New Jersey, being the state of organization of The Prudential
Insurance Company of America ("Prudential"), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of New Jersey law permitting indemnification can be found in Section 14A:3-5 of the New
Jersey Statutes Annotated. The text of Prudential's By-law 27, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit (8)(ii) of Post-Effective Amendment No. 12 to
Form N-4, Registration No. 33-25434, filed April 30, 1997, on behalf of the Prudential Variable Contract Account.

Insofar as indemnification for liability arising under the Securities
Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 29.  PRINCIPAL UNDERWRITER


          (a)
               Prudential Investment Management Services LLC ("PIMS"), an indirect wholly owned subsidiary of Prudential, acts as the principal underwriter for the registrant and also for The Prudential Variable Contract Account-2,
               The Prudential Variable Contract Account-10, and The
               Prudential Variable Contract Account-11, which are

               registered as open-end management investment companies under the Investment Company Act of 1940. It also acts as principal underwriter for The Prudential Variable
               Contract Account-24 and The Prudential Variable
               Contract GI-2, which are registered as unit Investment trusts under the Investment Company Act of 1940:

          (b)(1)
               The following table sets forth certain information regarding the officers and directors of PIMS:



                    Name and Principal            Positions and Offices
                    Business Address              with Underwriter
                    ----------------------------  ----------------------------
                    Caulfield, Edward M.          President

                    Chaplin, C. Edward            Treasurer

                    Fetting, Mark R.              Executive Vice President

                    Greene, Jonathan M.           Executive Vice President

                    Hamilton, Jean D.             Executive Vice President

                    Joelson, Ronald P.            Executive Vice President

                    McGuire, Carl L.              Vice President

                    Mosse, Mario A.               Chief Operating Officer

                    Storms, Brian M.              Executive Vice President

                    Strangfeld, John R.           Executive Vice President

                    Wallner, Scott S.             Chief Legal Officer/
                                                  Vice President/Secretary

                    Margaret M. Deverell          Chief Financial Officer/
                                                  Comptroller/VP
                    --------------

                    The principal business address for the directors and officers, with the exception of
                    Carl L. McGuire, is 751 Broad Street, Newark, NJ 07102. The principal business address for Carl L. McGuire is: c/o Prudential Investments, 30 Scranton Office Park, Scranton,
                    PA 18307



          (c)

                    Name of             Net Underwriting                        Brokerage
                    Principal           Discounts and       Compensation        Commissions
                    Underwriter         Commissions         on Redemption       1/1/98 - 7/31/98
                    ------------------  ------------------  ------------------  ------------------

                    Prudential
                    Investment
                    Management
                    Services, LLC       $-0-                $-0-                $35,986.95


Item 30.  LOCATION OF ACCOUNTS AND RECORDS

The names and addresses of the persons who maintain physical possession of the accounts, books and documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules thereunder are:

          The Prudential Insurance Company of America and The Prudential Investment Corporation
          751 Broad Street
          Newark, New Jersey 07102-3777

          The Prudential Insurance Company of America and The Prudential Investment Corporation
          Gateway Buildings Two, Three and Four
          100 Mulberry Street
          Newark, New Jersey 07102

          The Prudential Insurance Company of America and
          The Prudential Investment Corporation
          56 North Livingston Avenue
          Roseland, New Jersey 07088

          The Prudential Insurance Company of America
          c/o Prudential Investments
          30 Scranton Office Park
          Scranton, Pennsylvania 18507-1789

          The Prudential Insurance Company of America
          c/o The Prudential Asset Management Company, Inc.
          71 Hanover Road
          Florham Park, New Jersey 07932

          Investors Fiduciary Trust Company
          127 West 10th Street
          Kansas City, Missouri 64105

          BISYS Plan Services, L. P.
          323 Norristown Road
          Ambler, PA 19002

Item 31.  MANAGEMENT SERVICES

          SUMMARY OF RETIREMENT PLAN SERVICES OUTSOURCING AGREEMENT

          Included as an exhibit to this registration statement is an agreement (the "Agreement") dated August 6, 1998 between The
          Prudential Insurance Company of America ("Prudential") and
          BISYS Plan Services, L. P. ("BISYS"). Pursuant to the
          Agreement, Prudential has delegated to BISYS certain recordkeeping and administrative services to be performed on behalf of certain defined contribution pension plans (the
          "Plans") that qualify or intend to qualify under Section
          401(k) and/or Section 401(a) of the Internal Revenue Code of
          1986, as amended. In addition to the recordkeeping and administrative services, BISYS is obligated under the Agreement to arrange for the provision to the Plans of certain trust and accounting services and certain order placement, processing and related services. Schedule F of the Agreement describes the specific services that BISYS will provide with respect to the Discovery Select Group
          Retirement Annuity. These services include, among others:
          (a) providing participant-level recordkeeping, (b) administering certain features of the annuity, and (c) transmitting participant purchase orders.

          The Plans to which BISYS will provide these services are small defined contribution plans with which Prudential has entered into an administrative services agreement.
          Typically, these Plans will share the following characteristics, among others: (a) less than $1 million in anticipated Plan assets, (b) fewer than 100 eligible employees, and (c) $3,000 minimum average annual cash flow per participant (for a start-up Plan).

          Under the Agreement, BISYS collects from the Plans a variety of fees and charges (the "Fees") on Prudential's behalf, and is entitled to keep such Fees as payment in full for BISYS's satisfactory performance of its services and obligations under the Agreement. These Fees include, among others: (a) an annual fee of $2,000 per Plan, (b) an annual fee per Plan participant of either $14 or $28, and (c) an installation charge for each startup Plan of $1,500.

          The initial term of the Agreement is two years from the Agreement's "effective date." The Agreement is automatically extended for successive two year terms unless, at least 180 days prior to the end of such initial or subsequent term, BISYS gives Prudential notice that such term will not be extended.

Item 32.  UNDERTAKINGS

The Registrant hereby undertakes:

          (a)
               to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in this registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted, unless otherwise permitted.

          (b)
               to include either (1) as part of any enrollment form to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

          (c) To deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

          (d)
               Prudential Insurance Company of America hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Prudential Insurance
               Company of America.

                           403(b) ANNUITIES

The Registrant intends to rely on the no-action response dated
November 28, 1988, from Ms. Angela C. Goelzer of the Commission staff to the American Council of Life Insurance concerning the redeemability of Section 403(b) annuity contracts and the Registrant has complied with the provisions of paragraphs (1)-(4) thereof.

                              TEXAS ORP

The Registrant intends to offer Contracts to Participants in the Texas
Optional Retirement Program. In connection with that offering, Rule
6c-7 of the Investment Company Act of 1940 is being relied upon and paragraphs (a)-(d) of that Rule will be complied with.

                                   SIGNATURES


       As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant and the Depositor have duly caused this Registration Statement to be signed on their behalf, in the City of Newark, and the State of New Jersey on this 19th day of August, 1998.


                                  THE PRUDENTIAL DISCOVERY SELECT GROUP VARIABLE CONTRACT ACCOUNT

                                  ----------------------------------------------
                                      (REGISTRANT)

                                  BY: THE PRUDENTIAL INSURANCE COMPANY OF
                                      AMERICA

                                     -------------------------------------------
                                          (DEPOSITOR)

By:   /s/ C. CHRISTOPHER SPRAGUE
   -----------------------------------------
        C. Christopher Sprague
       Assistant General Counsel
   -----------------------------------------
        (Signature and Title)

                                   SIGNATURES


       Pursuant to the requirements of the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal hereunto affixed and attested, all in the city of Newark and the State of New Jersey, on this 19th day of August, 1998.



Signature                            Title                      Date
-------------------------  -------------------------  -------------------------

*/s/ ARTHUR F. RYAN        Chairman of the Board,
-------------------------  President and Chief
Arthur F. Ryan             Executive Officer

*/s/ MARTIN A. BERKOWITZ   Senior Vice President and
-------------------------  Comptroller
Martin A. Berkowitz

*/s/ RICHARD J. CARBONE    Senior Vice President and
-------------------------  Principal Financial
Richard J. Carbone         Officer

*/s/ FRANKLIN E. AGNEW
-------------------------  Director
Franklin E. Agnew

*/s/ FREDERIC K. BECKER
-------------------------  Director
Frederic K. Becker

*/s/ JAMES G. CULLEN
-------------------------  Director
James G. Cullen

*/s/ CAROLYNE K. DAVIS
-------------------------  Director                   August 19, 1998
Carolyne K. Davis

*/s/ ROGER A. ENRICO
-------------------------  Director
Roger A. Enrico

*/s/ ALLAN D. GILMOUR
-------------------------  Director
Allan D. Gilmour

*/s/ WILLIAM H. GRAY, III
-------------------------  Director
William H. Gray, III


                    *By: __/s/ C. CHRISTOPHER SPRAGUE________________
                             C. CHRISTOPHER SPRAGUE
                             (Attorney-in-Fact)

Signature                            Title                      Date
-------------------------  -------------------------  -------------------------

*/s/ JON F. HANSON
-------------------------  Director
Jon F. Hanson

*/s/ GLEN H. HINER
-------------------------  Director
Glen H. Hiner

*/s/ CONSTANCE J. HORNER
-------------------------  Director
Constance J. Horner

*/s/ ALLEN F. JACOBSON
-------------------------  Director
Allen F. Jacobson

*/s/ GAYNOR N. KELLEY
-------------------------  Director
Gaynor N. Kelley

*/s/ BURTON G. MALKIEL
-------------------------  Director
Burton G. Malkiel

*/s/ IDA F. S. SCHMERTZ
-------------------------  Director
Ida F. S. Schmertz

*/s/ CHARLES R. SITTER
-------------------------  Director
Charles R. Sitter

*/s/ DONALD L. STAHELI
-------------------------  Director                   August 19, 1998
Donald L. Staheli

*/s/ RICHARD M. THOMSON
-------------------------  Director
Richard M. Thomson

*/s/ JAMES A. UNRUH
-------------------------  Director
James A. Unruh

*/s/ P. ROY VAGELOS, M.D.
-------------------------  Director
P. Roy Vagelos, M.D.

*/s/ STANLEY C. VAN NESS
-------------------------  Director
Stanley C. Van Ness

*/s/ PAUL A. VOLCKER
-------------------------  Director
Paul A. Volcker

*/s/ JOSEPH H. WILLIAMS
-------------------------  Director
Joseph H. Williams


                    *By: __/s/ C. CHRISTOPHER SPRAGUE________________
                             C. CHRISTOPHER SPRAGUE
                             (Attorney-in-Fact)

                                 EXHIBIT INDEX


Exhibit No.                          Description
-----------  ------------------------------------------------------------

    4(b).    Form of Group Annuity Contract offered to small 401(k) plans by The Prudential Insurance Company of America.
    8(g).    Retirement Plan Services Outsourcing Agreement between The
             Prudential Insurance Company of America and BISYS Plan
             Services, L. P.
    9.       Consent and opinion of Peter T. Scott, Assistant General
             Counsel, The Prudential Insurance Company of America, as to
             the legality of the securities being registered.
   10(a).    Consent of                           Independent
             Accountants. [To be furnished in a subsequent Post-Effective
             Amendment]
   10(b).    Consent of Shea & Gardner.
   10(c).    Incorporated by reference to Post-Effective Amendment No. 10 to Form S-1, Registration No. 33-20083, filed April 9, 1998 on behalf of The Prudential Variable Contract Real Property
             Account.
   10(d).    Consent of                     Independent Auditors. [To be
             furnished in a subsequent Post-Effective Amendment]
   13.       Schedule for Computation of Performance Calculations. [To be
             furnished in a subsequent Post-Effective Amendment]